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THE NOVOZYMES REPORT 2007


novozymes®
Rethink Tomorrow

The Novozymes Report 2007

More opportunities on the internet

This year, Novozymes has once again collected all the report material in our online reporting universe at www.report2007.novozymes.com.

The reporting universe is a website dedicated to the annual report and other information. We continuously supplement the annual report with information such as stock exchange announcements, news and teleconferences – and, as an entirely new feature this year, we will focus on a relevant theme every quarter, publishing articles in connection with the quarterly announcements.

The reporting universe makes information more accessible and meets users' different needs. In fact, individual users can compose their own version of the report using the "My Report" function. Teleconferences, for example, will also be available as podcasts. The reporting universe should be seen in the context of the rest of www.novozymes.com, with special updates and links to other pages on Novozymes' website. Comments and feedback on the reporting universe and the Novozymes Report 2007 are very welcome and should be sent to the editorial team.

Reporting and audits

The Novozymes Report 2007 has been audited by PricewaterhouseCoopers (PwC), which also examined and assessed the report on the basis of the AA1000 Assurance Standard.

The audit covers financial, social and environmental data, and PwC has audited all of the articles in The Novozymes Report 2007. Online, these are marked "+§ Audited by PwC". See also the statements in the report. PwC has not audited the section of the report found online under the heading Supplementary reporting.

Supplementary reporting includes our "Communication on progress" with respect to Global Compact, our reports based on the Global Reporting Initiative (GRI), and data from our activities in Brazil, China, Denmark, Great Britain, India, Sweden and the USA.

The report has been produced in accordance with International Financial Reporting Standards (IFRS), The Danish Financial Statements Act, and the additional requirements of the OMX Nordic Exchange Copenhagen for submitted accounts. It has also been prepared in accordance with the Global Reporting Initiative G3 Guidelines for Sustainability Reporting.

In the event of any discrepancy between the printed report and the online report, the printed report is to take precedence.


Visit Novozymes' online reporting universe
www.report2007.novozymes.com

Contents

Results

Topical themes

Management

Accounts




The dawn of
sustainable
development

The climate and sustainable development became major issues on the global agenda in 2007. This is good news for the world – and for Novozymes.

These are exciting times. Times when one revolutionary scientific result replaces another; when the whole planet has become our market and workplace; and when the world has woken up to the realization that an extensive and global effort is needed to solve climate problems. This is a time when many hands and minds must work together to keep the world on track – and when it is clear that sustainability makes sound sense in business.

Novozymes offers bioinnovation: biotech-based innovation that can replace traditional means of meeting industry needs – efficiently, cost-effectively and environmentally friendly. In this way our products help our customers – and the world – on their way towards more sustainable development. The outside world has realized this.

Sustainability drives growth

There is solid documentation that our enzymes have a positive influence on the environment. At a rough estimate, the world saves 100 kg of CO_2 emissions every time our customers use 1 kg of Novozymes' enzymes. This means that our products have reduced CO_2 emissions by about 20 million tons in 2007 alone – mainly because using enzymes saves energy compared with traditional processes. In comparison, Denmark must reduce its CO_2 emissions by approximately 13 million tons per year during 2008-2012, according to the Kyoto Protocol obligations.

In a world where global companies are expected to focus more and more on sustainability, and where CO_2 taxes and high energy prices are a reality, these facts drive increased demand for our innovation, products and service. And this is helping Novozymes grow.

This is clearly visible in the bioethanol industry. Here, alternatives to oil-based fuels are developed, and enzymes play a vital role in this process. We notice these effects in Novozymes, as our sales to the bioethanol industry rose considerably in 2007. We can also see it in our sales of detergent enzymes, which showed impressive growth in 2007 after several years of relative stagnation. Here too, one argument suggests that the benefits of adding enzymes to detergents will increase as oil prices climb – partly because enzymes make it possible to achieve good wash results at lower temperatures.

The growing global environmental awareness thus provides good opportunities for Novozymes – the more expensive raw materials and energy are, the more valuable our techno-logy and our innovation become. Our financial results already show this development: In 2007, we achieved 14% growth in sales in local currencies and 5% in earnings, and we are well on our way to fulfilling our ambition of reaching DKK 10



billion in sales by 2010. In fact, Novozymes' growth outlook is so positive that we have increased long-term expectations. We now believe that we may achieve "10 in 10" through organic growth alone. This is one of the reasons why we have decided to build a new site in the USA – to meet the increasing demand for our enzymes.

An eventful year

2007 was an eventful year in other areas as well. We believe that the best ideas are created in dialog with others, and have therefore joined a number of interesting partnerships around the world. Through them, we can help a wide range of industries to develop technologies and products for the future.

With the acquisition of Biocon Limited's enzyme activities, we welcomed 150 new colleagues in India. Biocon's enzyme activities are a good strategic match for our existing enzyme business, and this acquisition will give us a very strong position in the Indian enzyme market. The use of enzymes is still limited in India, but India's increasing prosperity offers good potential for growth.

At the end of the year, we also welcomed 83 new Canadian colleagues following the acquisition of Philom Bios Inc., a manufacturer of microorganisms for agriculture.

Rethink Tomorrow

All in all, 2007 has been a very good and exciting year for Novozymes. And a year when the world really began to take notice of the positive gains linked to our bioinnovation in addressing climate change. We must understand how to fully exploit this opportunity. Novozymes adopted a new slogan in 2007 – Rethink Tomorrow – and that is exactly what we must do. We must help our customers to rethink tomorrow – for the benefit of the customers, the world and Novozymes.

Steen Riisgaard, President and CEO

Key figures 2007

Sales:	**DKK 7,438 million**
Operating profit:	**DKK 1,481 million**
Net profit:	**DKK 1,042 million**
Operating profit margin:	**19.9%**
Free cash flow before acquisitions as a percentage of sales:	**12.9%**
Return on invested capital (ROIC):	**21.7%**
Water consumption, 1,000 m³:	**5,364**
Energy consumption, 1,000 GJ:	**3,694**
Frequency of occupational accidents:	**4.8**
Frequency of occupational diseases:	**1.7**

Sales

Sales rose by 9%


DKK million
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
03
04
05
06
07

Operating profit and net profit

Operating profit rose by 11%


DKK million
1,500
1,200
900
600
300
0
03
04
05
06
07
Operating profit
Net profit

Operating profit margin and free cash flow before acquisitions as a percentage of sales

Operating profit margin was 19.9%



20
%
15
10
5
0
03
04
05
06
07

○ Operating profit margin
● Free cash flow before acquisitions as a percentage of sales

Return on invested capital after tax (ROIC)

Return on invested capital (ROIC) rose to 21.7%



25
%
20
15
10
5
0
03
04
05
06
07

Trend in actual consumption of water and energy in relation to sales

Index using 2000 as a base year



200
Index
150
100
0
00
01
02
03
04
05
06
07
○ Sales in local currencies
● Energy consumption
● Water consumption

Occupational accidents and diseases

The frequency of occupational accidents rose to 4.8



8
Per million working hours
7
6
5
4
3
2
1
0
03
04
05
06
07

○ Frequency of occupational diseases
● Frequency of occupational accidents

Sales and markets

Novozymes sells more than 700 products to more than 40 different industries in 130 countries. Sales of enzymes account for 93% of Novozymes' business, while microorganisms and biopharmaceutical products comprise 4% and 3%, respectively.

Novozymes' bioinnovation is the basis for a wide range of industrially manufactured products. Our products use nature's own resources to improve companies' production capacity and product quality. They also help to save water and energy, make better use of raw materials and reduce waste.

We expect the increasing focus on sustainable development to continue in the years ahead, both within industry and in society as a whole. This trend will be driven mainly by concern over limited future resources and the environmental consequences of rising production and energy consumption. The focus on sustainability has already generated growth in Novozymes – through increased sales of enzymes to the bioethanol industry, for example – and there is considerable growth potential in both existing and new industries and applications.

Novozymes saw very satisfactory growth in sales in 2007, with growth in enzymes for detergents and the bioethanol industry exceeding expectations. Total sales rose by 9% to DKK 7,438 million compared to 6,802 million in 2006.

About two percentage points of the growth was generated by acquisitions made by Novozymes in 2006 and 2007. Calculated in local currencies, the growth was 14%, while organic growth comprised 12% in 2007.

Enzymes

With a 93% share of sales, enzymes for industrial applications are Novozymes' prime business segment. They are divided into the following categories:

› Detergent enzymes
› Technical enzymes
› Food enzymes
› Feed enzymes

Detergent enzymes

In 2007, sales to the detergent industry rose by 10% in DKK, up 12% in local currencies. This is highly satisfactory and a positive development from previous years' low growth rates. The development in sales was due to increased sales in Europe, reformulation of detergents to contain more enzymes, and a higher market share. The consumption of detergents containing enzymes is also increasing in developing countries – a trend that will continue in the future.

Novozymes launched the following detergent enzymes in 2007:
› Mannaway®
› Stainzyme® Plus

Distribution of sales in percent


O Detergent enzymes 30%
● Technical enzymes 30%
O Food enzymes 23%
O Feed enzymes 10%
● Microorganisms 4%
● Biopharmaceutical ingredients 3%

Sales by geographical area


O Europe 41%
● North America 32%
O Latin America 7%
O Asia 20%

Novozymes expects approximately 5% growth in sales of detergent enzymes in 2008 and to maintain market share, which increased in 2007. The outlook for long-term sales growth has been increased to 3-5%, which is above the general market growth level. This change is based on an expected continued increase in enzyme content in detergents, which was observed throughout 2007.

- Novozymes' market share: 55-60%
- Expected sales growth for 2008: ~5%
- Expected long-term annual sales growth: 3-5%

Sales of detergent enzymes


2,500
DKK million
2,000
1,500
1,000
500
0
03
04
05
06
07

Technical enzymes

The most important products in this area are enzymes for the starch, textile and bioethanol industries. This business area also covers enzymes for the leather and forest products industries, and other small industries.

Sales of technical enzymes rose by 14% in 2007 in DKK, up 22% in local currencies, which was very satisfactory. The primary reason for this high growth rate was the continued significant increase in sales of enzymes to the bioethanol industry, driven by growth in the American market and a higher market share. Sales of enzymes to the bioethanol industry now accounts for 13% of Novozymes' total sales.

There are two main enzyme suppliers to the current bioethanol industry and this is not expected to change. For the next 3-4 years, Novozymes' sales to the bioethanol industry are expected to grow by an average of 20-25% per year. The realized growth will depend on American market developments. In 2008, the production of bioethanol in the USA is expected to increase and enzyme prices are also expected to increase slightly.

Enzymes for the starch industry, which are used to manufacture sweeteners, recorded positive sales growth in 2007. This development was due to continuously increasing demand for alternatives to sugar, and increasing demand for sweeteners in general.

Sales to the textile industry experienced a fall in sales of enzymes for treating denim – a consequence of current fashion trends. The growth comes from the textile mills, where enzymes are used to manufacture cotton textiles and other products. For some years, Novozymes has been working on penetrating this industry, and developments in 2007 indicate that we are on the brink of success.

Novozymes launched the following technical enzymes in 2007:
- Spirizyme® Ultra
- Sucrozyme

We expect the majority of the trends behind the growth in 2007 to continue in 2008, and expect total sales growth of 25-30% for technical enzymes. Sales of enzymes to the bioethanol industry will be pivotal to future growth, and the industry is expected to constitute an increasing share of Novozymes' total sales. Expected long-term growth for technical enzymes is increased. In particular, this reflects expectations for a high growth level in enzymes for bioethanol production in the coming years, primarily to first-generation bioethanol production, following the recently adopted renewable fuel standard in the USA.

- Novozymes' market share: 50-55%
- Expected sales growth for 2008: 25-30%
- Expected long-term annual sales growth: 15-18%

Sales of technical enzymes


2,500
DKK million
2,000
1,500
1,000
500
0
03
04
05
06
07

Food enzymes

This area contains enzymes for the baking, brewing, beverage alcohol, juice, wine, dairy, and oils & fats industries, as well as other smaller industries. In 2007, sales of food enzymes rose by 6% in DKK, up 9% in local currencies. Increased sales to the brewing industry and enzymes for processed foods, especially in the Asian markets, contributed to the growth.

Enzymes for the baking industry is the largest product area within food enzymes, and Novozymes sells both through distributors and directly to major industrial bakeries. Novozymes sells worldwide, and demand is increasing in developing countries as a result of growing prosperity. In 2007, growth was also driven by the increased penetration of fresh-keeping enzymes to the baking industry in Europe.

Sales of enzymes for beverage alcohol fell compared to 2006. This was due to lower demand for alcohol and to a partial shift towards using sugar instead of cereals in alcohol production because of higher cereal prices. When sugar is used, enzymes are not needed in the manufacturing process.

Novozymes launched the following food enzymes in 2007:

- Acrylaway™
- Saczyme®
- Ultraflo® Max
- Viscoferm®

Sales of food enzymes are expected to continue to increase in 2008. Enzymes for the baking industry will continue their growth from 2007, partly based on increased penetration of fresh-keeping enzymes, but generally all industries will show good growth. The long-term growth outlook is lowered slightly to approximately 10%. This is still significantly above the market's expected growth. Penetration of existing products and the effect of market-expanding concepts are still expected to drive future growth.

- Novozymes' market share: 30-35%
- Expected sales growth for 2008: 5-10%
- Expected long-term annual sales growth: ~10%

Sales of food enzymes


2,500
DKK million
2,000
1,500
1,000
500
0
03
04
05
06
07

Feed enzymes

Sales of feed enzymes rose by 1% in DKK in 2007, 5% in local currencies. The underlying moderate growth in volumes sold was offset by declining prices in the feed market. Novozymes, together with its alliance partner DSM Nutritional Products, maintained its market share. In the alliance, productivity improvements are shared between the partners. This has an effect on Novozymes' sales to its alliance partner as settlement is made via pricing.

Novozymes launched the following feed enzyme in 2007:

- Ronozyme® NP

Novozymes expects relatively low growth in sales of feed enzymes in 2008, as price pressure is expected to continue until market-expanding innovation is introduced. In the European market, Novozymes' largest market for feed enzymes, product approval takes about three years from the time a new product is ready – which is longer than in any other enzyme industry. Novozymes expects to introduce market-expanding innovation within the next 1-2 years.

The expected long-term sales growth is maintained and supported by current research projects.

- Novozymes' market share: ~40%
- Expected sales growth for 2008:~0%
- Expected long-term annual sales growth: 5-10%

Sales of feed enzymes


800
DKK million
700
600
500
400
300
200
100
0
03
04
05
06
07

Microorganisms

This segment includes the sales of microorganisms for institutional and household cleaning, wastewater treatment, aquaculture and plant care.

At the beginning of 2007, Novozymes decided to discontinue a product line to improve profitability. Low growth in the market in general could not compensate for the lower sales resulting from the discontinuation. As a result of this decision Novozymes lost market share. The total sales ended 11% lower than in 2006. Calculated in local currencies, sales were 5% lower than in 2006.

The market for microorganisms has a low degree of transparency and is characterized by a number of minor, local players with relatively short-term focus. In addition, it is generally more difficult to obtain patent protection in this market than, for example, in the enzyme market. A review of the market share analysis, has lead to an upward adjustment of the global market size and a corresponding downward adjustment of Novozymes' market share.

Organic growth in 2008 is expected to fall short of our long-term expectations, as we will make further adjustments to streamline the product portfolio and improve profitability. The December 2007 acquisition of Philom Bios Inc. will increase sales in 2008 by about 20% compared to 2007.

The long-term growth outlook is maintained, supported by existing research and market-expanding projects. The acquisition of Philom Bios Inc., which provides access to the sustainable agriculture market, is an example of an initiative that supports long-term growth.

› Novozymes' market share: 30-40%
› Expected sales growth for 2008: 20-30%
› Expected long-term annual sales growth: 10%

Sales of microorganisms


DKK million
350
300
250
200
150
100
50
0
03
04
05
06
07

Biopharmaceutical ingredients

This segment spans recombinant ingredients and new technologies for the biopharmaceutical industry.

In 2007, focus was on integrating the activities we purchased in 2006, and completing a cGMP production expansion of the plant in Lund, Sweden. We entered into several partnership agreements regarding the development of biopharmaceutical ingredients for future pharmaceutical production. These agreements target sales some years into the future and follow Novozymes' long-term strategy for this segment. Sales totaled DKK 224 million in 2007, a 67% increase. This increase can be attributed to the effect of acquired activities.

In 2008, sales are expected to be approximately 15% lower than in 2007. This is due to an expected decline in contract volumes and because sales in 2007 to clinical trials are not expected in 2008. Expectations for long-term growth remain unchanged.

› Expected sales growth for 2008: -15%
› Expected long-term annual sales growth: 10-15%

Sales of biopharmaceutical ingredients


DKK million
250
200
150
100
50
0
03
04
05
06
07

State of competition

Novozymes further consolidated its position as the global market leader within enzymes for industrial use by one percentage point to an estimated 47% market share. The global market share within industrial microorganisms is estimated to be 30-40% due to a revised market assessment and a slight decrease in market share.

Market shares within enzymes for industrial use


Novozymes 47%
Danisco 21%
DSM 6%
BASF 4%
Others 22%

Board of Directors' report

2007 was an eventful year for Novozymes, and it fully met our sales and earnings expectations. The results support the strategic focus on accelerated growth in the years ahead.

Novozymes actively engaged in the global climate debate in 2007, with Novozymes' enzymes for bioethanol production in particular attracting significant international media attention. Novozymes has consistently introduced new products and continuously achieved productivity improvements that support the company's financial position and results. In 2007, Novozymes acquired the Canadian company Philom Bios Inc. and the enzyme activities of the Indian company Biocon Limited, providing access to new areas with high growth rates. Novozymes expanded its Executive Management and changed its organization with the aim to focus on accelerated growth and strengthening the company's positioning. All in all, the Board of Directors is very satisfied with Novozymes' performance during the past year.

Financial results

In 2007, Novozymes' sales were DKK 7,438 million, up 9% compared to 2006. Organic growth in local currencies, excluding the effect of acquisitions, totaled 12%. Operating profit rose by 11% to DKK 1,481 million, and the operating profit margin climbed to 19.9%. Profit after tax rose by 14% to DKK 1,042 million. Adjusted for non-recurring items, the operating profit margin totaled 18.9%, with profit after tax of DKK 986 million. Free cash flow before acquisitions was 12.9% of sales. These are very satisfactory results, especially in light of unfavorable trends in the international currency markets. The US dollar's movement in particular had a negative impact on Novozymes' financial performance.

Environmental and social results

Novozymes makes great effort to ensure optimum use of resources that are used in production, both in terms of cost and the environment. For 2007, the goal was that the increase in water and energy consumption should be at least one percentage point lower than the sales growth in local currencies.

Novozymes did not achieve the energy consumption target, primarily because the high sales growth put pressure on our production capacity.

Novozymes failed to achieve three social targets in 2007. Employee turnover was higher than the 8% target, mainly as a result of increasing labor shortage in Denmark and the USA. Also in 2007, a serious and life-threatening occupational accident occurred at Novozymes. The target was no serious accidents. The frequency of occupational accidents was 4.8 per million working hours, compared to a target of 4.5.

Despite the challenging conditions of external factors and high sales growth, Novozymes achieved most of its environmental and social targets for 2007. The ambition level remains high for 2008.

Shareholder value

During the second half of 2007, the global stock markets were characterized by turbulence that appeared to be created by a combination of expected interest rate increase, rising inflation, and the early stages of a credit crisis in the USA. These factors, and the media-sensitive bioethanol market, caused the Novozymes share to be more volatile. Novozymes A/S' share price was DKK 582 at year-end, up 20% for the year. The Novozymes share outperformed the leading OMXC20 Index on the OMX Nordic Exchange Copenhagen. At the end of 2007, the total value of the company's B shares was DKK 31.6 billion.

During 2007, Novozymes bought back shares worth DKK 500 million. Novozymes' equity ratio at the end of 2007 was approximately 41%. The target of a four-year-old share buyback program was achieved. The program was initiated to adjust Novozymes' capital structure in order to reduce the equity ratio to a level equivalent to comparable companies. The total approved scope for the program was DKK 4 billion, of which DKK 3.5 billion was used.

The Board and Executive Management continuously evaluate if Novozymes' capital structure and equity management provide optimal conditions for continuing operations, capital costs, dividends to shareholders et cetera. There are no changes to Novozymes' guidelines and procedures for controlling the capital structure and equity management in 2007.

In 2007, Novozymes' efforts within environmental and social responsibility resulted in the Dow Jones Sustainability Indexes naming Novozymes as the most sustainable company within biotechnology for the seventh year in a row – both in Europe and the world. This demonstrates the belief that the efforts will contribute to the company's growth, and this is highly satisfactory. Novozymes has also received other awards for working with sustainability and for integrating sustainability in its business foundation.

Novozymes made total payments to shareholders of DKK 778 million in 2007, which were paid out as a dividend of DKK 278 million for the 2006 financial year and share buybacks of DKK 500 million.

The Board recommends, maintaining the current dividend policy, and that a dividend of DKK 5.00 per share is paid for the 2007 financial year.

Long-term financial targets

The Board concludes that Novozymes' current long-term financial targets are still relevant and challenging, especially in light of the increasing costs involved in accelerating long-term growth. Novozymes' long-term financial targets are:

- Annual growth in operating profit of at least 10%
- Operating profit margin of approximately 17%
- Annual return on average invested capital after tax of at least 15%

Following seven years of positive and relatively stable development, Novozymes is likely to face more fluctuations. The focus on accelerated growth and the development within enzymes for the bioethanol industry and other new business areas suggest a promising future involving more growth, new competitors and scope for new partnerships. Potentially, this could mean greater uncertainty than the Executive Management, Board of Directors and shareholders have been used to.

At the beginning of 2008, Novozymes is increasing its outlook for long-term sales growth from 8-9% to 8-10%. This reflects expected higher growth, particularly within enzymes for detergents and bioethanol production. The latter is affected by the recently approved US renewable fuel standard, which has again demonstrated strong political support for bioethanol in the USA. To keep pace with future growth, Novozymes has decided to build a new enzyme production facility in the USA.

The development in Novozymes' sales, demand for the company's bioinnovation during 2007, and our expectations for the future confirm the Board's view that the focus on increased growth is a timely and appropriate decision. We believe that the necessary basis and competencies are in place to keep Novozymes safely on course towards its long-term targets.

Expectations for 2008

Novozymes has the following expectations for its financial, social and environmental performance in 2008:

Financial expectations:

- Growth in sales of 11-14% in local currencies and 8-11% in DKK at current exchange rates
- Growth in operating profit of 2-5% after adjustments for non-recurring items in 2007
- Operating profit margin, measured in relation to sales, of approximately 18%
- Growth in net profit after tax of 4-7%, after adjustments for 2007 non-recurring items
- Return on invested capital after tax of about 20%
- Free cash flow before acquisitions of DKK 750-900 million
- Investments in property, plant and equipment before acquisitions of DKK 800–950 million

By far, most of Novozymes' sales are generated outside Denmark. Therefore, fluctuations in the exchange rates of the sales currencies will have a significant impact on the financial results. The company's financial expectations are based on the spot rates on January 23, 2008 for its most important currencies, including the US dollar.

Social and environmental targets:

- Limit the increase in water and energy consumption to a maximum of 1% less than realized sales growth in local currencies
- Limit the increase in solid waste to a maximum of 1% less than realized sales growth in local currencies
- Recycle more than 40% of waste
- Limit emissions of ozone-depleting HCFCs to below 2,000 kg
- Avoid significant spills or emissions
- Keep employee turnover below 12% (equivalent to 9% excluding the effect of the closing of sHA production – see Events occurring after the end of the year)
- Keep employee absence below 3%
- Avoid fatal occupational accidents
- Keep the frequency of occupational accidents below 4.5 per million working hours
- Reach at least index 71 for "Satisfaction & Motivation"
- Reach at least index 69 for "Employee opportunities for professional and personal development"

The targets for "Satisfaction & Motivation" and "Opportunities for professional and personal development" are based on the results of the annual employee survey, People's Opinion, and on an index developed by the analysis and consulting company Ennova.

For Novozymes, contributing to sustainable development for society, especially to solve global climate problems, has high priority. By replacing conventional technologies, enzyme technology often reduces CO_2 emissions considerably, and has the potential to become part of a lasting solution. In 2008, Novozymes will intensify its work in this area through the following objectives:

- New Life Cycle Assessment (LCA) procedures will be introduced to ensure that potential CO_2 reductions are part of the decision-making process when developing new products. This is the first step towards setting targets for the total CO_2 reduction potential of our 2009 pipeline, and pursuing the related business opportunities.
- To investigate how increasing LCA coverage of our product portfolio can gradually increase the accuracy of the estimate for the total CO_2 reduction that can be achieved if customers use Novozymes' enzymes. The ambition is to set specific targets for 2009.
- In 2008, Novozymes' energy and climate strategy will be revised, including specific plans and improvement targets for the years ahead.
- In 2007, Novozymes developed a new method for further collaboration with suppliers on sustainability issues. As part of this, the target for 2008 is to conduct a pilot test of this method of responsible purchasing with the aim to implement the method in 2009.

Business highlights

Enzymes

The enzyme business had a very satisfactory year, with nine product launches. Full confidence continues in the scope and quality of current research projects.

In 2007, detergent enzyme growth rates were stronger than seen in recent years. This made a significant contribution to the year's total growth. This is attributable to increased sales in Europe, continued growth in developing countries, and stabilization on the North American market.

Sales of enzymes for bioethanol production also contributed considerably to the growth in sales in 2007. This area is continuing to attract great attention from the media, politicians, customers, investors and others.

In the bioethanol field, Novozymes entered into several commercial and research alliances in 2007, with a focus on the technology of tomorrow, where it will be possible to produce bioethanol from biomass such as agricultural by-products. In September, Novozymes entered into a partnership with Brazilian CTC regarding research into processes for the production of fuel ethanol based on sugarcane by-products (bagasse) that is currently either incinerated or used in sugar and ethanol factories. Research within enzymes for bioethanol production based on biomass is the largest focus area in Novozymes, and there are many indications that in four years

Novozymes will be strongly positioned to commercialize this area.

In 2007, Novozymes made its largest acquisition to date. The acquisition of Indian Biocon Limited's enzyme activities is considered very attractive and will strengthen Novozymes in several market segments. Novozymes' position and opportunity for harnessing the rapid growth in the Indian market is now even stronger.

Productivity improvements were especially high in 2007 and played an important role in the 5% growth in Novozymes' operating profit (excluding non-recurring items). This is despite increasing raw material and energy prices and unfavorable exchange rate developments. These improvements also helped free up the production capacity needed to keep pace with increased sales in 2007. In the light of high growth rates, and the development of sales in enzymes for the bioethanol industry in particular, Novozymes initiated an expansion of its production capacity in China.

Microorganisms

The microorganisms business faced many challenges in 2007, especially in the American market. In addition, Novozymes decided to discontinue an unprofitable product line, which resulted in a slight reduction of market share.

Novozymes acquired the Canadian company Philom Bios Inc. in 2007, which will support future activities in the growing sustainable agriculture market.

Biopharmaceutical ingredients

During 2007, the business area was further consolidated and several potential products were tested by customers. This business area developed as expected in 2007. Novozymes is still focusing on long-term growth opportunities within this area. This is supported by the various collaboration agreements that have been entered into.

Other business matters

Mid-year, Novozymes completed an organizational restructuring. This was done to increase the focus on accelerated growth in all areas without losing focus on overall profitability. In the restructuring, two organizational units, Enzymes Business and BioBusiness, were established. In addition, HR, Communications and Sustainability Development were consolidated as Stakeholder Relations and are now represented by an Executive Vice President.

Potential business risks

No important court cases are currently pending. However, it is worth noting that the lawsuit against Danisco concerning enzymes for the production of bioethanol on the American market was concluded in 2007. The court ruled in favor of Novozymes, which received approximately DKK 75 million in damages.

See the Risk factors section for more information on Novozymes' business risks.

Incentive programs and remuneration of the Board of Directors

At the Annual General Meeting for Novozymes A/S on March 5, 2008, the Board recommends that the total remuneration of the Board comprise DKK 4 million. Furthermore, the Board recommends approval of the general guidelines for Executive Management's incentive program. The guidelines are in line with the previously approved and presented incentive program for 2007-2010.

Events occurring after the end of the year

In January 2008, Novozymes announced the closure of the streptococcal-based production of hyaluronic acid (sHA) in China. The decision is of no financial importance for Novozymes and will have no influence on the outlook. The production was acquired in 2006, and significant changes in market conditions lead to the closure. Commercial risks are necessary for Novozymes in order to expand its business and ensure long-term growth. At times, such risks can lead to decisions of this kind.

In the beginning of 2008, uncertainty prevailed on the financial markets, which lead to a general fall in share prices – including the Novozymes share.

Financial, environmental and social discussion

The following section presents the realized financial, environmental and social data for the year in relation to Novozymes' targets and expectations for the financial year.

An overview of data and key figures can be found in Accounts, while an overview of reporting in accordance with the Global Reporting Initiative (GRI) guidelines can be found under Supplementary reporting in the online version of the Novozymes Report 2007.

Financial discussion

With one exception, the financial performance in 2007 met the expectations announced with the publication of the Group's financial statement for 2007. Non-recurring items had a positive effect on the financial performance.

Sales

Sales grew by 9% to DKK 7,438 million from DKK 6,802 million in 2006. Approximately two percentage points of this growth can be attributed to acquisitions. Growth in local currencies was 14%, equivalent to organic growth of 12%.

Sales of enzymes grew by 9% in DKK terms and 14% in local currencies. This development was driven primarily by increased sales of enzymes for the detergent and bioethanol industries. The overall growth exceeded expectations at the beginning of the year and is highly satisfactory.

Sales of microorganisms fell by 11% in DKK terms and 5% in local currencies, which was due mainly to Novozymes closing down an unprofitable product line as well as low overall growth in the business area.

Sales of biopharmaceutical ingredients grew by 67% in DKK terms and 64% in local currencies. This development is related to the effect of the 2006 acquisitions.

Please see Sales and markets for a detailed description of the developments in our specific industries.

Market share

Novozymes achieved organic growth in sales of industrial enzymes in 2007 that was higher than the growth in the enzyme market as a whole. Our own estimates suggest that Novozymes improved its position as the world's leading producer of enzymes in 2007 increasing its market share to approximately 47%, an increase of one percentage point from 2006.

Calculation of the market for microorganisms was expanded in 2007, so that the global market is more accurately represented. However, due to the market's character, the market share analysis is still somewhat uncertain. The global market share within industrial microorganisms is now estimated to be 30-40%, which reflects a slight fall compared to 2006. Novozymes does not provide estimates for the market share of biopharmaceutical ingredients.

Costs, License fees, and Other operating Income

Total costs excluding net financials and tax grew by 9% to DKK 6,080 million in 2007.

Cost of goods sold rose by 11% to DKK 3,489 million. Continued optimization and productivity improvements offset partly the growth in raw material and energy prices. The gross margin fell from 53.7% in 2006 to 53.1% in 2007. This was due mainly to the relatively low sales margin on products from 2006 acquisitions as well as negative exchange rate movements through 2007, in particular concerning the USD and JPY.

Sales and distribution costs rose by 9% to DKK 921 million and comprised 12% of 2007 sales. The rise was due to a higher level of activity. Research and development costs rose by 13% to DKK 995 million or 13% of 2007 sales, an increase of approximately half a percentage point. The increase includes more research spending in several projects, but particularly in enzymes for the production of second-generation fuel ethanol. Administration costs rose by 4% to DKK 675 million in 2007, which corresponds to 9% of sales. Employee costs totaled DKK 2,147 million, compared to DKK 1,958 million in 2006. The average number of employees increased to 4,684 from 4,272 in 2006.

Depreciation, amortization and write-downs increased by 4% to DKK 490 million in 2007 from DKK 469 million in 2006, which can be attributed to increased investments and acquisitions.

License fees and Other operating Income totaled DKK 123 million in 2007, compared to the previous year's DKK 59 million. This was due to Novozymes receiving DKK 75 million in compensation from Danisco in 2007.

Operating profit

Operating profit rose by 11% to DKK 1,481 million from DKK 1,340 million last year. Movements in exchange rates in 2007 significantly affected earnings growth negatively. The operating profit margin was 19.9%, compared to 19.7% in 2006. Excluding non-recurring items, operating profit was DKK 1,406 million, representing growth of 5%.

Net financials

Net financial costs were DKK 96 million compared to DKK 122 million in 2006. The fall in the level of costs was due to a net foreign exchange gain of DKK 5 million in 2007 compared to a net foreign exchange loss of DKK 50 million in 2006. Overall, the net interest costs increased in 2007, since the company's net interest-bearing debt increased as a result of the acquisitions in 2007 and higher interest rates.

The net foreign exchange gains were due primarily to realized and unrealized gains on the hedging of exposure to the USD and JPY in particular.

Net interest-bearing debt grew to DKK 1,769 million from DKK 1,455 million in 2006.

(DKK million)	**2007**	**2006**
Net foreign exchange gains/(losses)	5	(50)
Net interest costs	(78)	(26)
Total financials	(23)	(46)
Total financials	**(96)**	**(122)**

Profit before tax and net profit

Novozymes generated profit before tax of DKK 1,385 million and net profit of DKK 1,042 million, corresponding to an increase of 14% for both. The effective tax rate was just below 25%.

Earnings per share (diluted) were DKK 16.47 in 2007, compared to DKK 14.09 in 2006.

Investments, free cash flow and acquisitions

Net investments excluding acquisitions totaled DKK 735 million in 2007, compared to DKK 476 million in 2006. The increase was due partly to the expansion of research facilities in Denmark and India; a new customer center in Iowa, USA; and investments in cGMP production facilities in Lund, Sweden.

Free cash flow before acquisitions was DKK 963 million, corresponding to a fall of 9% from 2006. The cash flow was used for acquisitions, payment of the dividend for 2006, and share buybacks.

In 2007, Novozymes made two acquisitions totaling DKK 716 million. In October 2007, Novozymes purchased the enzyme activities of Biocon Limited. This acquisition will give us a very strong position in the Indian enzyme market, good distribution channels, local application knowledge and a global position in enzymes for the wine and juice industries. In December 2007, Novozymes purchased the Canadian company Philom Bios Inc., ensuring Novozymes access to and greater knowledge of the North American market for sustainable agriculture – a new market for Novozymes' microorganisms business.

(DKK million)	**2007**	**2006**
Cash flow from operating activities	1,714	1,534
Investments before acquisitions	(735)	(476)
Purchase of minority interests	(16)	0
Cash flow before acquisitions	963	1,058
Acquisitions	(716)	(477)
Free cash flow	**247**	**581**
Dividend paid	(278)	(255)
Purchase of treasury shares	(500)	(1,107)

Return on invested capital

Average invested capital as a percentage of sales was 69% in 2007 and 70% in 2006. The return after tax on invested capital (ROIC) rose to 21.7% in 2007, compared to 20.2% in 2006. After adjustments for non-recurring items, ROIC was 20.6% in 2007.

(DKK million)	2007	2006
Average invested capital	5,142	4,767
Return on invested capital	21.7%	20.2%

Movements in shareholders' equity and holding of treasury shares

Shareholders' equity amounted to DKK 3,667 million at the end of 2007, compared to DKK 3,393 million at the end of 2006. Shareholders' equity was increased by the net profit for the year and reduced by currency translation adjustments in respect of subsidiaries' net assets, dividend payments, and share buy-backs. Shareholders' equity amounted to 41% of the balance sheet total, compared to 43% at the end of 2006.

At year-end 2007, the holding of treasury shares consisted of approximately 3.2 million B shares, equivalent to 4.9% of the share capital. Novozymes spent DKK 500 million on share buy-backs in 2007. The company's share capital is DKK 650 million.

(DKK million)	2007	2006
Shareholders' equity at January 1	3,359	3,761
Net profit	1,048	909
Dividend paid	(278)	(255)
Purchase of treasury shares	(388)	(996)
Currency translation adjustments, etc.	(84)	(60)
Shareholders' equity excl. minority interests	**3,657**	**3,359**
Minority interests	10	34
Shareholders' equity at December 31	**3,667**	**3,393**

Incentive programs

Novozymes achieved the financial targets defined for the employee stock option program in 2007, but did not achieve all non-financial targets. The Board has therefore approved a pro rata allocation of the year's stock options to employees.

Regarding the Executive Management's incentive program, the non-financial targets were partly achieved and the targets for economic profit in 2007 were achieved 100%.

Incentive program for Executive Management

The Board will submit the general guidelines for the 2008 Executive Management incentive program for approval at the Annual General Meeting. The recommendations will follow the incentive program for 2007-2010 that was previously presented and approved.

The exercise price is calculated based on the average of the closing price on the OMX Nordic Exchange Copenhagen on the first five working days after publication of the annual report for 2007. This determines the underlying number of shares in the program. The stock options have a qualifying period of one year and a vesting period of three years, followed by an exercise period of five years. Based on Executive Management's current basic salaries, the value of the program for 2008 using the Black-Scholes model will total a maximum of DKK 29.9 million. The stock option program will be accrued and expensed over four years, equivalent to the program's service period. The carrying amount for 2008 is approximately DKK 8 million.

The recommendations for the Executive Management incentive program is available at www.novozymes.com from February 8, 2008. Moreover, a complete description of the environmental and social targets can be found in the Board of Directors' report.

Environmental and social discussion

Water and energy

The 2007 target was to disassociate growth in water and energy consumption from business growth. The consumption should not increase more than 1% below sales growth percentage. Sales grew 14% in local currencies, whereas water and energy consumption rose by 12% and 13.3%, respectively. The water consumption target was achieved, but the energy consumption target was not. This can be explained by the heavy pressure on production capacity in 2007 due to soaring sales. We will retain the disassociation target in 2008 and onwards.

Greenhouse gas emissions and energy efficiency

Global climate change and related challenges facing society will necessitate ambitious business targets for reducing greenhouse gas emissions. For years, Novozymes has worked hard to ensure energy is used efficiently, and has indirectly addressed CO_2 emissions from its own production, while developing a more wide-ranging approach to the problem. Using resources efficiently and reducing CO_2 emissions from its own production are vital for Novozymes' long-term competitiveness and will remain in focus, as described in Water and energy above.

In recent years, we have analyzed the company's contribution to reducing CO_2 emissions seen from a product lifecycle perspective (see also www.novozymes.com). Novozymes can make a significant difference in this area through innovation and modern biotechnology. One target for 2007 was to continue developing a method for illustrating the potential of enzyme products for reducing greenhouse gas emissions. Our targets for 2008 will boost efforts in this area and will take our 2007 target a step further. A second target for 2007 involved reducing greenhouse gases by more than 35,000 tons based on growth in selected industries – a reduction resulting from our customers' use of enzyme technology. This target was not met, but a reduction of 21,000 tons of CO_2 was realized.

Recycling of waste

From 2006 to 2007, we continued our efforts to recycle waste at our factories. Altogether, 43.4% was recycled, which meant we achieved our target of maintaining a high percentage of recycling.

Emissions of ozone-depleting substances

The target for reducing emissions of ozone-depleting substances (HCFCs) has been gradually increased in recent years. As a result, we are focusing more on control and replacing old refrigeration units. These measures reduced emissions of HCFCs to 1,059 kg in 2007, and we therefore met our target of reducing emissions to 2,300 kg in 2007. Our target for 2008 is to limit emissions to less than 2,000 kg.

Compliance with regulatory limits, complaints from neighbors and significant spills

Novozymes monitors concentrations of nitrate in groundwater close to the factory in Franklinton, North Carolina, USA. In 2007, 21 breaches of regulatory limits were registered (see also Update on environmental cases below). Furthermore, 17 breaches of regulatory limits were registered for Novozymes in general. These breaches related mainly to wastewater. The 17 breaches are twice as many as in 2006. A considerable part of those related to acquisitions and enlargements of factories during 2007. As a follow-up, new wastewater treatment plants have been established at those locations.

Novozymes received 31 complaints from neighbors, who can be troubled in some locations mainly by odors and noise from our factories. In 2006, there were 14 complaints and the increase in 2007 was caused mainly by construction work. Naturally, observing limits and reducing inconvenience to a bare minimum are part of our everyday operations.

Novozymes has a target of completely avoiding significant spills (including the release of chemicals and oil into water, air or soil). In 2007, there were no significant spills.

Update on environmental cases

In 2003, high nitrate levels were found in the groundwater around Novozymes' site in Franklinton, North Carolina (see The Novozymes Report 2003). Novozymes submitted a comprehensive report to the authorities in 2006. Additional measurements taken in 2007 will be submitted to the authorities in early 2008, and Novozymes expects further guidance from the authorities later in the year.

In 2005, there was a discharge of products and raw materials at Novozymes Biologicals Inc., in Salem, Virginia, USA. This resulted in the contamination of a nearby creek. Novozymes has been working with the authorities to ensure satisfactory closure of this issue. The matter is still open.

Exploitation of genetic resources

Novozymes and the Kenyan authorities (Kenya Wildlife Service) entered into an agreement in 2007 permitting the commercial exploitation of Kenya's microbiological diversity. This cooperation agreement involves characterization of the biodiversity at specific locations in Kenya, and includes the transfer of technology and know-how to Kenya. Novozymes will have the right to commercially exploit Kenya's microbial diversity in return for financial compensation. We have signed several similar agreements based on principles of fair exploitation of biological resources stated in the United Nations' Convention on Biological Diversity with countries in various parts of the world.

Animal testing

A total of 5,575 laboratory animals were used in testing in 2007, a rise of 28% from 2006. This increase should be seen in the light of the general growth and wider scope of Novozymes' business. Animal testing is required for the continuing development of new products, especially products for the biopharmaceutical industry. Fish, mice and rats constituted about 97% of the animals. Fish, which accounted for about half of this figure, are used in the analysis of the environmental impact of certain products. Novozymes strives constantly to minimize the number of laboratory animals used – fewer animals per product – and to ensure that the animals used are treated responsibly (see also Novozymes' position on animal testing at www.novozymes.com).

Employee turnover

Demand is increasing and competition for employees is intense in several of the countries where Novozymes operates, especially in Denmark and the USA, where many of our employees are based. Currently, companies in these countries are generally experiencing increasing employee turnover. It has therefore been necessary to adapt Novozymes' target to the new circumstances. Novozymes' target for 2007 was an employee turnover of less than 8%. This was not achieved – the actual figure was 9%. The target for 2008 is 12%. This is equivalent to 9%, excluding the closure of the hyaluronic acid production facilities in China in January 2008, which resulted in the loss of 132 employees. This is still an ambitious target, and with supplementary targets for satisfaction and motivation and opportunities for professional and personal development, we are now focusing even more on ensuring that Novozymes is an attractive workplace.

Absence

The target for 2007 was an absence rate of no more than 3%. With absence of 2.2%, this target was achieved. Each percentage point is equivalent to around 45 employees not working for a whole year. Keeping absence as low as possible is therefore a priority.

Occupational health and safety

The frequency of occupational accidents fell significantly from 2004 to 2006. From 2006 to 2007, the frequency rose from 3.7 to 4.8 occupational accidents per million working hours. As the target for 2007 was to keep the frequency under 4.5, the target was not met. Unfortunately, despite the target of avoiding life-threatening or serious occupational accidents, one employee was involved in such an accident in 2007. The third of our occupational health and safety targets was to completely avoid fatal occupational accidents, and this was achieved.

Diversity

Novozymes has focused on diversity management in recent years with a view to targeting diversity at work as a business asset. It is a matter of respecting differences and exploiting the potential inherent in being different.

In this area, Novozymes reports only data on the distribution of men and women in the organization (see the figure).

Gender distribution


Senior management
16.7
83.3
07
Management
30.6
69.4
07
Total
35.3
64.7
07
Women
Men

Employee satisfaction

For many years, we have run comprehensive employee surveys every two years. In 2007, for the first time, we conducted a new kind of employee survey, called People's Opinion which will be run annually in cooperation with Ennova, an analysis and consulting company.

This year, all our employees were asked to answer 66 questions on subjects such as job satisfaction, development opportunities, workload, management, teamwork and remuneration. The survey showed that employees are generally satisfied and rated Novozymes' reputation and top management relatively high.

The survey is based on:

- Standard questions developed by Ennova that facilitate benchmarking responses with other companies
- Supplementary questions specifically relevant to Novozymes that improve our ability to follow up on in-house initiatives and focus areas on a yearly basis

We have used standard questions and related indexes from Ennova to develop new targets for 2008 – "Satisfaction & Motivation" and "Opportunities for professional and personal development". We have also looked at various benchmarks to put our performance into perspective. In Novozymes' 2007 survey, the average "Satisfaction & Motivation" was index 70 while the result for "Opportunities for professional and personal development" was index 68. In both cases, the results are above relevant comparative benchmarks. The ambition, however, is that our efforts for developing and maintaining Novozymes as an attractive workplace should be reflected in next year's results. The targets for 2008 are to increase "Satisfaction & Motivation" to index 71 and "Opportunities for professional and personal development" to index 69.

Cooperation with suppliers

The target for 2007 was to develop a step-by-step procedure for how and when to further develop cooperation with suppliers on issues of sustainability. In line with this target, we developed a new method in 2007 for responsible purchasing that considers the risks and opportunities in our supply chain. Our target for 2008 is to carry out a pilot test of this new responsible purchasing model in all regions with the aim of implementing it in 2009.



Read more about Novozymes' targets and expectations at www.novozymes.com > Investor



Bioinnovation in practice

In 2007, Novozymes launched 10 new products, which all illustrate how bioinnovation can help industry to meet current demands.

Manufacturers all over the world are facing increasingly strict demands from the outside world. Regardless of whether you are a textile manufacturer in China, a bioethanol producer in the USA or the owner of a brewery in Eastern Europe, you must be able to develop better products faster, cheaper and smarter than your competitors. And in recent years yet another demand has arisen: Products and production are increasingly being assessed for environmental friendliness.

With Novozymes' bioinnovation, our customers and business partners can meet these demands by using new and more effective biotech-based processes instead of traditional industrial methods. In this way, Novozymes is challenging conventions and creating value – both for our customers and the planet.

In 2007, Novozymes launched 10 new products – a record number for a single year. In their own ways, all these products help our customers to live up to the new demands.

Effective brewing enzyme

One of these products, Ultraflo® Max, is a new enzyme for the brewing industry, which gives producers better beer filtration, regardless of the quality of malt they use. With better filtration, more beer runs through the filters, reducing blockages and production stoppages – which ensures increased brewing capacity, better use of raw materials and lower costs.

Environmental detergent enzyme

Another new product is Stainzyme® Plus – a detergent enzyme for low temperature detergents. The product makes our customers more competitive in Western Europe, where consumers are becoming aware of the environmental benefits of washing at lower temperatures. It also gives access to new markets for detergent manufacturers in areas including Asia, where washing at lower temperatures is already common.

Better food products

A final example of a new Novozymes product from 2007 is Acrylaway™ – a ground-breaking new enzyme that reduces acrylamide, a potentially carcinogenic substance, in food products such as biscuits, cookies and snacks.

Acrylamide forms when starchy food is baked, fried or grilled at high temperatures – and Acrylaway™ can reduce acrylamide content in food products by 50-90%, helping to make food safer for consumers.

Product launches in 2007

Acrylaway™ – an enzyme that reduces the content of acrylamide, a potentially carcinogenic substance found in starchy food that has been baked, fried or grilled at high temperatures

HyaCare® – a safe hyaluronic acid product for use in, for example, cosmetics and biomedicines

Mannaway® – an enzyme for detergents that efficiently removes stains containing guar gum, also known as mannan, which can be found in substances such as ketchup or chocolate

Ronozyme® NP – an enzyme for the feed industry that improves animals' nutritional digestion while reducing emissions of environmentally harmful phosphor from slurry

Saczyme® – producers of beverage alcohol and spirits can use the enzyme to efficiently convert their raw materials into sugar, which can then be fermented into alcohol

Spirizyme® Ultra – an enzyme used in the production of first-generation biofuel that improves production capacity

Stainzyme® Plus – an enzyme for detergents that efficiently removes starch-based stains at low temperatures, even in small doses

Sucrozyme – an enzyme for the manufacture of sweeteners

Ultraflo® Max – an enzyme for the brewing industry that ensures longer and more uniform filtering processes to increase brewing capacity and reduce production costs

Viscoferm® – an enzyme for the beverage alcohol industry that reduces viscosity and so increases the effect of raw materials while reducing water and energy consumption in production

Bioinnovation creates the future

At Novozymes, in cooperation with companies worldwide, we want to rethink tomorrow and create more sustainable ways to do business. This is possible through bioinnovation – advances based on biotechnology that replace traditional industrial production methods with more sustainable methods. We believe that industry will use biotechnological processes to a much larger degree in the years ahead to manufacture a wide range of products including foods and medicines. And we believe that it is possible to find solutions that can help create the future by breaking with conventions and traditional mindsets.



Successful year paves the way to "10 in 10"

Novozymes aims to achieve sales of at least DKK 10 billion in 2010 – "10 in 10" as we call it. We are on course and the aim is within reach.

For many years, Novozymes has enjoyed a positive and stable financial development. But in 2005, when we set ourselves the aim of achieving sales of DKK 10 billion in 2010, we knew it would challenge the entire organization. Back then, Novozymes' sales totaled about DKK 6.3 billion.

Now, three years later, it is clear that Novozymes is on the right course. With sales of DKK 7.4 billion, "10 in 10" is not unrealistic, though we still have much hard work to do.

Three objectives

"10 in 10" was launched as a new strategic initiative to support Novozymes' long-term financial targets. "10 in 10" is composed of three elements:

› *Organic growth in the current business*
  Our current business will continue to grow along with our long-term expectations. In 2007, the organic growth exceeded expectations, and in the future we will also focus on maintaining and expanding growth in our existing business. We are seeing renewed growth in sales of detergent enzymes, continued high growth in sales of technical enzymes, and an exciting development in the area of food products – for example, in enzymes for the brewing, dairy and baking industries.



› *Business-expanding activities*
Includes new potential applications for enzymes and other areas outside of enzymes: microorganisms, biopharmaceutical ingredients and biopolymers. In 2007, we united the areas outside the enzyme business into one organizational unit, BioBusiness, to provide better focus and strength to the business.

› *Acquisition of activities and companies*
Novozymes is always looking for new acquisition opportunities, both within the enzyme business and in new business areas. In 2007, we made two acquisitions, with Biocon Limited's enzyme activities being the largest purchase in Novozymes' history. Novozymes also bought the Canadian company Philom Bios Inc., which develops, manufactures and sells microbial products for the agricultural industry.

Challenges

While the financial key figures point in the right direction, we at Novozymes remain very aware of our vision to contribute to sustainable development and achieve "10 in 10" in a socially and environmentally responsible manner. Therefore, we continuously follow up on our environmental and social targets.

In 2007, further increasing resource efficiency proved a challenge in terms of energy consumption. This was due mainly to the increasing growth in sales, which put pressure on our production capacity. Naturally, these challenges have led to intensified efforts to establish what we can do locally and globally to ensure further optimization.

Skilled, motivated employees enable "10 in 10"

Novozymes' positive business development is created by all our competent employees. Achieving "10 in 10" depends largely on employees being motivated and constantly developing, and on Novozymes continually finding better ways to solve tasks. Therefore, as we increase our work pace, we are focusing on activities that ensure we have skilled, happy and motivated employees.

Attracting new employees

There is increased demand for labor in many of the countries where Novozymes is represented. And in 2007 we streamlined our global recruitment processes to ensure a continuous influx of employees and a good recruitment program.

We also work globally to enhance Novozymes' image as an attractive workplace. This is especially important for attracting skilled employees in China and the USA, where Novozymes is less well known than in Denmark, for example.

Retaining and developing employees

We work continuously to increase individual employees' competencies, and to ensure that our workforce is ready to address the challenges ahead. As a global organization, we have a lot to offer, including internal job rotation, career development, postings abroad, and post-graduate training.

These opportunities make individual employees a major asset within the company. But they also make our employees attractive to other companies, and this has led to increased employee turnover. However, we still retain employees more successfully than benchmark companies in Denmark. We attribute this to our focus on creating an attractive workplace. Building on this, we have set targets for 'Motivation & Satisfaction' and 'Opportunities for professional and personal development' in 2008.

Global network for global employees

At Novozymes, we want to exploit the benefits of being a global organization to increase our employees' motivation and development, while ensuring efficient work procedures. For instance, our employees work together and build up networks across national borders, despite different time zones and cultures. That is why we focus on managing diversity. We have also begun a project to improve the frameworks for building internal networks across borders and functions.

Stress prevention and management

The increased pace and dynamics in the company are posing greater demands on both managers and employees. So in 2007, we developed new tools for managers to prevent and manage stress. These involve helping managers to identify early signs of stress in employees so that action can be taken earlier. Employees are also offered stress management courses and counseling.



Bioethanol stimulates growth for Novozymes and worldwide debate

The production of bioethanol for fuel has increased in recent years, creating rapid growth for Novozymes. For society, biofuels create both opportunities and challenges, and we take these issues seriously.

In 2007, sales of enzymes to the bioethanol industry comprised 13% of Novozymes' total enzyme sales. Enzymes for bioethanol is our fastest-growing product area, and we are very optimistic about future developments. In fact, we anticipate an average increase in sales of 20-25% annually over the next 3-4 years.

Full speed ahead in the USA

Novozymes is the largest supplier of enzymes to the bioethanol industry. Most of the global production of ethanol from corn takes place in the USA, so it is mainly sales to the American market that are on the increase – and the American market is so important to Novozymes that we are now expanding our production capacity in the USA.

But all around the world, exciting markets are opening for Novozymes' enzymes for bioethanol production. Novozymes has entered into partnerships with companies including POET in the USA, Abengoa in Spain, and COFCO in China. Most recently, in September 2007, Novozymes began a partnership with the Brazilian sugarcane industry's technical center CTC (Centro de Tecnologia Canavieira) with a view to developing bioethanol from bagasse – a by-product from the production of sugar from sugarcane.

Sustainable bioethanol

In 2007, there has been widespread debate about the advantages and disadvantages of using bioethanol instead of petrol. Novozymes advocates the use of bioethanol, for several compelling reasons:

› *Bioethanol helps safeguard future energy supplies*
  Bioethanol is based on renewable raw materials – this means it can help safeguard future energy supplies and reduce our dependence on fossil fuels.

› *Bioethanol reduces CO_2 emissions from the transport sector*
  In the USA and Europe, it has been documented that replacing petrol with first-generation bioethanol can reduce CO_2 emissions by about 20-40% – provided there is no change of agricultural practices. For second-generation bioethanol, the CO_2 savings are up to 90%.

› *Bioethanol creates financial growth in rural areas and developing countries*
  In the USA, parts of the corn-producing Midwest have experienced an economic upswing, and the demand will also have a positive effect in developing countries. The increasing demand for starchy raw materials can give farmers in developing countries the opportunity to sell their crops on the biofuel market.

Challenges

However, it is necessary to be aware of possible challenges associated with using biofuel:

› *Rising food prices*
  This applies particularly to the price of corn, which has increased considerably since mid-2006. Many factors have influenced price rises – including the increased production of first-generation biofuel. A bad harvest in some parts of the world in 2006, combined with increased demand in India and China, has also had a major impact. About 8% of the global corn production in 2006 was used to produce ethanol.

› *The risk of increased use of fertilizers and deforestation*
  Producing biofuel can lead to an increase in the use of fertilizers, which are harmful to aquatic environments. In some areas of the world, rain forests and other vulnerable areas are being converted to cultivate crops used for biofuel production. Novozymes is actively working towards introducing a global certification scheme designed to prevent this. The certification scheme will ensure that the biofuels sold are produced in a socially and environmentally responsible way.

At www.biomass.novozymes.com you can find more information on the opportunities and challenges of using bioethanol and on Novozymes' opinions.


Read more at
www.biomass.novozymes.com



First and second generation

Novozymes produces enzymes used in the production of both first- and second-generation bioethanol.

First-generation bioethanol is produced from sugar or starchy raw materials such as wheat or corn. With the help of enzymes, these are converted into sugar that can be fermented into bioethanol.

Second-generation bioethanol is based on cellulose-rich by-products from agriculture and forestry, such as straw, corn stover or sugarcane by-products. The process is more challenging, but the result is the same as for first-generation bioethanol: Enzymes convert the raw material into sugar, which can then be fermented into bioethanol and used as an alternative to petrol.

Novozymes anticipates that the enzyme technology necessary for producing second-generation bioethanol will be sufficiently developed to be commercially attractive by about 2011.

Bioethanol production processes



FIRST GENERATION
SECOND GENERATION
Starch, for example from corn
Enzyme process
Cellulose-rich biomass
Pre-treatment process
Cellulose
Enzyme process
Fermentable sugar
Fermentation process
Bioethanol







Novozymes expands in India

With the purchase of Biocon Limited's enzyme activities, Novozymes has assumed a strong position in India's rapidly growing enzyme market.

On October 1, 2007, Novozymes announced the successful purchase of Biocon Limited's enzyme activities. Biocon is one of India's leading biotech companies and specializes in biopharmaceutical products, contract research, clinical research and enzymes. Before the divestment of the enzyme activities, the company was the leading enzyme producer in India and had a good position on the global enzyme market in the juice and wine industries.

Novozymes market leader in India

The purchase of Biocon Limited's enzyme activities is an important step for Novozymes in our efforts to increase sales in new markets. The Indian market has experienced strong growth in recent years, and although the use of enzymes is still at a relatively low level, interest in the benefits of using enzymatic solutions in India is intensifying – particularly due to the increasing affluence of the population. The Indian enzyme market is expected to grow by more than 15% annually over the next 10 years.

Biocon Limited's enzyme activities represent a good strategic match for Novozymes' existing enzyme business. The acquisition has given us a strong distribution network and good knowledge of the local market, which would have taken a



long time to build from scratch. In India it is important to know your business associates, and trust and well-established customer relationships are vital. It is a major advantage for Novozymes that customers already know Biocon Limited's employees.

With the purchase, Novozymes has also acquired better research facilities in India. This will make it easier for us to demonstrate our products to customers.

India's answer to Silicon Valley

Novozymes has had a presence in the Indian market for a long time. As far back as 1983, the first enzyme activities were established in Bangalore – the city also known as India's Silicon Valley. Novozymes' Indian headquarters is in the International Technology Park, but we have production and repackaging facilities at other locations in Bangalore.

With the 150 employees from Biocon, we now have about 200 employees in India. They work within research and development, sales, production, finance and IT.

Local commitment in Bangalore

Biocon Limited's enzyme activities are more than a strategic and business-related match for Novozymes' business. Like Novozymes, Biocon Limited has a long-term tradition for running a sustainable business and demonstrating corporate social responsibility. Also like Novozymes, Biocon Limited stands for a number of specific initiatives that benefit employees and the local community, including:

- Health checks for all employees every two years
- Nursery for employees' children
- Staggered hours and flexitime
- Bus transport for employees



Read more about Novozymes' corporate social responsibility traditions at www.novozymes.com > Sustainability

Enzymes for detergents gain ground

After several years of slow growth in sales of enzymes for detergents, producers have begun buying more of Novozymes' enzymes. The reasons for growth include increased sales in Western Europe and increasing prosperity in Asia and Latin America.

After several years of low growth, detergent producers have begun buying more of Novozymes' enzymes. Compared with sales in 2006, sales of enzymes for detergents rose by 10% in 2007. This meant sales totaled DKK 2,239 million.

In terms of the individual markets, there are various reasons for the renewed growth.

Larger market share in Western Europe

One important reason is that Novozymes has gained a larger market share in Western Europe. The growth is due mainly to producers increasing the enzyme content of European detergents – and two new products, Stainzyme® Plus and Mannaway®, have sold particularly well.

Greater demand for high-quality detergents

Another reason for the increased sales of detergent enzymes can be found in Asia and Latin America. For some time at Novozymes, we have felt the effects of a more wealthy population. This has resulted in more washing machines being purchased, which, in turn, has led to increased detergent sales.

The higher affluence means that more and more people can afford to buy higher quality detergents, which typically contain the most enzymes.



Benefiting the environment

Reducing washing temperature from 40 to 30°C means that:

- Households could reduce their electricity consumption by up to 30% per wash
- A country like Denmark could save energy equal to 15,000 households' total energy consumption
- Europe could save about 4,000,000,000 kWh a year, which alone is enough to shut down two power stations

Sustainable detergents

At Novozymes, we are also aware that consumers are demanding energy-efficient products. In Europe, there is a long tradition of washing clothes in water that is 40, 60 or even 90°C. In Asia, clothes are washed in cold water, which saves energy and reduces CO_2 emissions. And in this area in particular, Novozymes' enzymes have some unique qualities. With enzymes such as Stainzyme® Plus and Polarzyme® clothes can be washed clean at temperatures as low as 20°C. These enzymes are used in cold-water detergents, which are beginning to gain ground in Western Europe.

Enzymes for the future

Throughout Novozymes' history, enzymes for detergents have been our largest business area. At present, sales to the detergent industry comprise about 30% of the company's total sales. In the long term, sales of enzymes for detergents are expected to rise by 3-5% – slightly more than general market growth.



Partners are the future
of resear

Novozymes' focus on accelerated growth means that we turned up the heat on research efforts in 2007. More than 13% of our total sales were invested in research and development in 2007.

At the same time, Novozymes is carrying out even more research in cooperation with external parties. In 2007, over 30% of the market-expanding research projects – projects aimed at developing new products or reaching out to new industries – were carried out in partnerships of various kinds.

The benefits of partnerships

One reason for this trend is that partnerships enable Novozymes to develop new products quickly. A business partner adds a unique insight into the final process or market where our products will be used. This allows us to consider all aspects of the development from the very start.

The trend is also due to the increasing number of enquiries Novozymes receives from companies who are becoming aware of our bioinnovation. For example, bioinnovation gives companies the opportunity to optimize their production, improve their products or reduce the impact on the environment.

Bioethanol partnerships

One of Novozymes' most successful and innovative partnerships is with POET, an American bioethanol producer. The cooperation was based on developing an enzyme that could convert corn into bioethanol at a lower temperature and in a simpler process. This would allow POET to save energy and reduce the number of steps in the process compared with the usual methods. POET and Novozymes developed the enzyme in just over a year and the partnership has led to more new enzyme products, which POET now uses in production.

Various types of partnerships

Novozymes has very different types of partnerships. In many research and development partnerships, Novozymes finances the development of a product that fulfils the partner's needs – and when the right product is developed, the partner is obliged to buy it.

In other partnerships, the partners agree to share both the costs and benefits. And in a third kind, Novozymes is paid for developing a special product tailored to suit a partner's specific needs, and when product development is finished, the rights are transferred to the partner.

Most Novozymes partnerships involve customers or technology partners, but we also have partnerships with other kinds of organizations, including educational institutions, NGOs and various interest groups.

Business development and research

Novozymes' research projects are carried out in partnerships or conducted by Novozymes alone. The following summary shows the distribution of all our R&D resources in the core areas:

Business development and research within enzymes

(about 85% of R&D resources)

Enzymes for detergents

- New enzymes to replace traditional chemicals and surface active substances (surfactants)
- New enzymes for improved washing – new customer benefits
- New enzymes for improved textile treatment
- New enzymes for dishwashing detergents
- New washing concepts

Enzymes for biofuel

- New technologies and improved processes for first-generation biofuel
- Enzymes for the production of second-generation biofuel based on corn stover. In cooperation with POET, COFCO and others
- Enzymes for the manufacture of second-generation biofuel based on bagasse. In cooperation with CTC and others

Other technical enzymes

- New enzymes and concepts for the starch industry and textile processing
- New enzymes for process optimization in the paper industry
- New enzymes for leather processing

Enzymes for food

- New enzymes for the baking industry to improve processes and quality during bread and cake production
- Enzymes that enhance the yield of increasingly expensive raw materials for food production
- New concepts for the brewing industry
- New enzymes for the oil and fats industry
- New enzymes for the dairy industry in cooperation with Chr. Hansen

Enzymes for feed

- New enzymes that make better use of phosphor in feed and thereby reduce its environmental impact
- New enzymes that improve animals' uptake of vegetable protein in soy or by-products from bioethanol production, for example

New industries

- Enzymes for various kinds of biocontrol, such as disinfection
- Enzymes that improve the quality of crude oil

Business development and research within microorganisms and biopharmaceutical ingredients

(about 15% of R&D resources)

Microorganisms

- Institutional and household cleaning: odor reduction and oil and grease degradation
- Plant care: biofungicides, growth enhancement and expanded application of existing products
- Waste treatment: control of ammonia and nitrite, color removal, composting and hydrocarbon degradation

Biopharmaceutical ingredients and biopolymers

- Antimicrobial peptides
- Development of production methods for glucose-based chemicals
- Biopolymers
- Substrates for cell cultures
- Recombinant human albumin
- Enzymes for medicines that alleviate the effects of reduced pancreatic secretion

The long-term perspective



Novozymes' technology platform provides a wealth of opportunities for the world's industries and ensures Novozymes a good foundation for future growth inside and outside the enzymes area.

Novozymes' current market situation and product portfolio is strong and the future looks promising for our long-term value creation. This is because Novozymes' technology platform offers sustainable solutions that are well suited to the challenges of global development – such as the need to improve the balance between social, environmental and economic factors.

Global trends

Three global trends are focusing attention on Novozymes' products and research:

› *Sustainable production*
A sharper focus on global climate problems is boosting consumer and industry demand for sustainable technology. So there is plenty of scope for Novozymes' technology, which reduces pollution, CO_2 emissions and the need for environmentally harmful chemicals. Novozymes also works on developing products for sustainable agricultural production to encourage sustainability throughout the entire production cycle.

› *Shortages of raw materials and energy*
Increasing oil prices and limited reserves in the long term are highlighting the need for alternatives to oil-based products and processes. Novozymes' technology can be used for the manufacture of biofuels and chemicals based on carbohydrates and biomass. High prices and rising demand for other raw materials are also adding to the universal call for technology that improves resource utilization. Novozymes' bioinnovation can do just that.

› *Better food quality*
Efficient, safe and environmentally friendly processing of food products is in focus worldwide. Interest in technology that can ensure a better uptake of nutrients is also intensifying. We are looking forward to seizing this exciting opportunity to exploit our technology platform in this area.

Strong technology 'tool box'

Gene technology, microbial techniques and fermentation technology are some of the biotechnological tools on which Novozymes bases its business. This platform enables Novozymes to offer a wide range of different solutions to industries worldwide.

The enzyme business currently comprises more than 90% of Novozymes' sales and, in the future, will also make up the most important part of Novozymes' business. But in recent years, this technology platform has also enabled us to expand our business outside the enzyme area. We have now united these activities into one organizational unit, BioBusiness, to provide the necessary focus on growth. The new activities open doors to new and exciting markets for Novozymes and help us to develop and diversify our long-term business.



Novozymes and climate change

The threat of climate change with major consequences for the environment, society and humanity as a whole calls for joint efforts and responsibility.

For Novozymes, it is altogether about responsibility, risk management and business opportunities. Our ambition is to help limit global warming as much as possible, mainly by exploiting the opportunities available in our modern biotechnology. Enzyme technology for industrial processes has a wealth of unexplored potential for limiting emissions of greenhouse gases.

But Novozymes is also an energy consumer. For many years we have successfully set and achieved goals for energy efficiency in our own production, and over the past 10 years we have increased our efficiency by more than 50%. Energy savings and the rationalization of Novozymes' own production will always be high on our agenda. Our goal is to continue ensuring that business growth and the emission of greenhouse gases do not follow hand in hand.

Novozymes' climate strategy

The scope of Novozymes' climate strategy is wide-ranging, as the products' entire life cycle is in focus:

› In our own company, we want to continue to increase energy efficiency
› In collaboration with our customers, we will introduce enzyme technology to reduce greenhouse gas emissions from their production and from end users' application of our customers' products
› From a social perspective, we want to ensure that our research and product development create value and we will continue to work on scientifically documenting where, and to what extent, Novozymes' biotechnology is helping to solve climate issues

The strategy encourages a joint effort and partnerships with customers and suppliers, as this is the key to unlocking the great potential for limiting the emission of greenhouse gases.

Board of Directors and Executive Management

Board of Directors ☐

Executive Management ☐

Hans Werdelin *
Born 1938. Former CEO, Sophus Berendsen A/S. Member of the Board since 2000. Elected for one year at a time

Other board positions:
Chairman: C.W. Obel A/S, Fritz Hansen A/S, NKB Private Equity III DK A/S, NKB Private Equity III Euro A/S, NKB Private Equity IV DK ApS and NKB Private Equity IV Euro ApS
Vice Chairman: Skandinavisk Holding A/S and Skandinavisk Tobakskompagni A/S
Member: Novo A/S, Lomax A/S and BTX Group Holding A/S
Chairman of the Audit Committee: BTX Group

Special competencies:
Wide-ranging industrial experience, long-term knowledge of acquisitions and familiarity with the Novo Group

Henrik Gürtler *
Born 1953. Chairman of the Board since 2000. CEO, Novo A/S. Elected for one year at a time

Other board positions:
Chairman: Copenhagen Airports A/S (Københavns Lufthavne A/S)
Vice Chairman: COWI A/S
Member: Brødrene Hartmanns Fond and Novo Nordisk A/S

Special competencies:
In-depth knowledge of Novozymes' business and experience in managing and working in an international biotechnology company

Peder Holk Nielsen
Born 1956. Executive Vice President, Enzymes Business

Other board positions:
Member: Hempel A/S

Steen Riisgaard
Born 1951. President and CEO

Other board positions:
Member: Egmont International Holding A/S, The Egmont Foundation and World Wide Fund for Nature (WWF) in Denmark

Ulla Morin
Born 1954. Laboratory Technician. Employee representative. Member of the Board since 2001. Elected for four years at a time

Paul Petter Aas
Born 1946. Senior Vice President, Yara International ASA (Norway). Member of the Board since 2000. Elected for one year at a time

Special competencies:
Extensive international management experience

Kurt Anker Nielsen *
Born 1945. Vice Chairman of the Board. Senior Vice President. Member of the Board since 2000. Elected for one year at a time

Other board positions:
Chairman: Reliance A/S
Member: The Novo Nordisk Foundation, Novo Nordisk A/S, and ZymoGenetics, Inc. (USA), Vestas Wind Systems A/S, StatoilHydro ASA (Norway) and LifeCycle Pharma A/S
Chairman of the Audit Committees: Novo Nordisk A/S, StatoilHydro A/S, Vestas Wind Systems A/S, ZymoGenetics Inc. and LifeCycle Pharma A/S

Special competencies:
Expertise in financial matters and in-depth knowledge of Novozymes' business

Thomas Videbæk
Born 1960. Executive Vice President, BioBusiness

Benny D. Loft
Born 1965. Executive Vice President and CFO, Investor Relations, IT & Legal Affairs

Other board positions:
Member: The Blue Planet



Walther Thygesen
Born 1950. CEO, Thrane & Thrane A/S. Member of the Board since 2000. Elected for one year at a time

Other board positions:
Chairman: Hewlett-Packard Denmark and Growth Foundation (Vækstfonden)
Member: Investea A/S and Investea Holding A/S

Special competencies:
In-depth IT expertise and wide-ranging international experience

Thomas Nagy
Born 1963. Executive Vice President, Stakeholder Relations

Other board positions:
Member: Biotechnology Industry Organization, Washington DC, USA

Søren Henrik Jepsen
Born 1947. Manager. Employee representative. Member of the Board since 2005. Elected for four years at a time

Jerker Hartwall
Born 1952. CEO, Aarhus-Karlshamn AB, Sweden. Member of the Board since 2000. Elected for one year at a time

Other board positions:
Chairman: Aarhus United A/S

Special competencies:
Extensive international management experience

Arne Juul Hansen
Born 1951. Operator. Employee representative, Member of the Board since 2001. Elected for four years at a time

Per Falholt
Born 1958. Executive Vice President, Research & Development

Other board positions:
Member: IT Practice A/S

Mathias Uhlén
Born 1954. Professor, the Royal Institute of Technology (Kungliga Tekniska Högskolan), Stockholm, Sweden. Member of the Board since 2007. Elected for one year at a time

Other board positions:
Member: KTH Holding AB, Atlas Antibodies AB, Biotage AB, Affibody AB, SweTree Genomics AB, Nordiag AS and Skanditek Industriförvaltning AB
Member of the following organizations: Royal Swedish Academy of Engineering Sciences (Kungliga Ingenjörsvetenskapsakademien), Royal Swedish Academy of Sciences (Kungliga Vetenskapsakademien), Human Genome Organization, European Molecular Biology Organization and Human Proteome Organization

Special competencies:
Broad experience in research and biotechnology

* Board members elected by the Annual General Meeting. These members are not regarded as independent in the sense of the definition contained in the Nørby Report.



Corporate governance

Corporate governance concerns the frameworks for business management, including the overall principles and structures regulating interaction between the company's management bodies. The aim is to establish good corporate governance, including openness and transparency, to give stakeholders relevant insight into the business.

In line with the 'comply or explain' principle, the Board has considered the revised Corporate Governance Recommendations that form part of the disclosure obligations for companies listed on the OMX Nordic Exchange Copenhagen.

The Board is of the opinion that Novozymes conforms to the OMX Nordic Exchange Copenhagen's recommendations in the most appropriate and satisfactory manner. The company complies with the revised recommendations with two exceptions:

- Information on the remuneration of the company's management is provided at an aggregate rather than an individual level.
- Due to the limitations of the law, the articles of association of the Novo Nordisk Foundation, and the ownership structure of Novozymes, the Board reserves the right to reject takeover bids without presentation to shareholders in certain circumstances.

In 2006, the European Commission initiated an investigation into whether the control structure of listed companies compromises the company's financial results. In 2007, the European Commission concluded, on the basis of its investigation and a number of independent studies, that the control structure has no negative impact on the company's results. It also concluded that the principle of freedom of contract for control structures is used in all European countries.

The European Commission then shelved any plans to instigate changes in this area.

This conclusion is supported by Novozymes' financial results, position in the world of research, and contributions to the environment, sustainability and social factors. The Board is of the opinion that retaining the A and B shareholder structure is the best way to safeguard Novozymes' long-term development and that this will also benefit the company's stakeholders.

In 2007, as in previous years, the Board and Executive Management assessed the quality of their mutual cooperation. The outcome was generally positive; however, to further improve cooperation certain practical agreements have been entered into.

You can see a detailed description of Novozymes' approach to corporate governance and its management and control systems, including an update on the revised Corporate Governance Recommendations from OMX Nordic Exchange Copenhagen, at www.novozymes.com.



Read more at
www.novozymes.com > About us > Corporate governance

Statement of the Board of Directors and the Management

The Board of Directors and the Management have considered and approved the Annual Report for 2007 of Novozymes A/S.

The consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS), as adopted by the EU, and the Parent Company financial statements are presented in accordance with the Danish Financial Statements Act. In addition, the Annual Report has been prepared in accordance with the additional Danish annual report requirements for listed companies.

In our opinion, the accounting policies used are appropriate, the Group's internal controls relevant to preparation and presentation of an annual report are adequate. The Annual Report gives therefore a true and fair view of the Group's and the Parent Company's assets, liabilities and financial position at December 31, 2007 and of the results of the Group's and the Parent Company's operations and consolidated cash flows for the financial year 2007.

The Annual Report is recommended for approval by the Annual General Meeting.

Gladsaxe, January 24, 2008

Management:

Steen Riisgaard
President and CEO

Per Falholt	Benny D. Loft	Thomas Nagy	Peder Holk Nielsen	Thomas Videbæk

Board of Directors:

Henrik Gürtler *Chairman*	Kurt Anker Nielsen *Vice-Chairman*	Paul Petter Aas	Arne Juul Hansen	Jerker Hartwall
Søren Henrik Jepsen	Ulla Morin	Walther Thygesen	Mathias Uhlén	Hans Werdelin

Independent Auditor's Report

To the Shareholders of Novozymes A/S

We have audited the Annual Report of Novozymes A/S for 2007, which comprises the Statement of the Board of Directors and the Management, Management's Report, accounting policies, income statement, balance sheet, statement of shareholders' equity, statement of cash flows and notes for the Group as well as for the Parent Company, and environmental, social and knowledge data for the Group. The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU, and the Parent Company Financial Statements are prepared in accordance with the Danish Financial Statements Act. Further, the Annual Report is prepared in accordance with additional Danish disclosure requirements for annual reports of listed companies.

Management's Responsibility for the Annual Report

Management is responsible for the preparation and fair presentation of the Annual Report in accordance with the said legislation and accounting standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an Annual Report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the Annual Report based on our audit. We conducted our audit in accordance with International and Danish Auditing Standards. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance as to whether the Annual Report is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Annual Report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the Annual Report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Entity's preparation and fair presentation of the Annual Report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the Annual Report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the financial position at December 31, 2007 of the Group and of the results of the Group operations and consolidated cash flows for the financial year 2007, in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

In addition, in our opinion, the Annual Report gives a true and fair view of the financial position at December 2007, of the Parent Company and of the results of the Parent Company operations for the financial year 2007 in accordance with the Danish Financial Statements Act and additional Danish disclosure requirements for annual reports of listed companies.

Gladsaxe, January 24, 2008

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Kim Füchsel
State Authorized Public Accountant

Torben Jensen
State Authorized Public Accountant

Independent Auditor's Sustainability Assurance Report

Subject Matter, Responsibilities, Objective and Scope of Assurance Report

The environmental and social data and information presented in the Annual Report on which this Assurance Report is based, also form part of our audit of the Annual Report. As further agreed with Management, we have performed work to draw conclusions in relation to each of the key principles of the AA1000 Assurance Standard: materiality, completeness and responsiveness, and to evaluate the environmental and social responsibility data and information in the Annual Report for 2007, as well as underlying systems, processes and competences that support performance.

The environmental and social responsibility reporting is the responsibility of Company Management. Our responsibility is to draw a conclusion, as well as make recommendations on the environmental and social responsibility reporting in the Annual Report.

Basis of Conclusion

We planned and performed our work based on the AA1000 Assurance Standard, and in accordance with the International Standard on Assurance Engagements (ISAE) 3000, "Assurance Engagements other than Audits or Reviews of Historical Financial Information (revised)", to obtain reasonable assurance that the environmental and social responsibility reporting in the Annual Report is free from material misstatements and that the information has been presented in accordance with the accounting policies applied. On the basis of an assessment of materiality and risk, our assurance work included an examination on a sample basis, of management and reporting systems, processes and competences that support Novozymes' performance, as well as systems, procedures and evidence that support the social and environmental data and information disclosed in the Annual Report. Our assurance work also included interviews with members of Management and subject matter experts in key environmental and social performance areas, as well as an assessment of stakeholder engagement and Novozymes' understanding of non-financial impacts, including its sphere of influence. In addition, we performed an assessment of the reporting against peer reporting, media reports and industry knowledge. Our activities were undertaken at selected reporting units in Brazil, China, Denmark and the USA. We believe that the work performed provides a reasonable basis for our conclusion.

Conclusion

Based on the work performed, we state our conclusion in relation to each of the key principles of the AA1000 Assurance Standard: materiality, completeness and responsiveness.

Materiality

In our opinion, the Annual Report, while mainly addressing corporate financial stakeholders, provides a fair and balanced representation of material aspects of Novozymes' environmental and social performance.

Reported qualitative and quantitative environmental and social indicators form part of operational decision-making at Novozymes, as well as an element in Management's balanced scorecards.

The presentation of data and information related to Novozymes' environmental and social performance are comparable with previous years and assists key stakeholders in interpreting the Annual Report in relation to their decision-making needs.

Completeness

In our opinion, the environmental and social responsibility data and information in the Annual Report have been included as a result of relevant activities for identifying and understanding environmental and social performance and impacts. Stakeholder engagement is mostly driven through selected initiatives focused on established issues and stakeholders. Novozymes identifies and manages material aspects of its environmental and social performance within and beyond the boundaries of its direct management control, including animal welfare and energy consumption. As an example, Novozymes explores how its technologies and product portfolio can help reduce customers' products' environmental impact.

The boundaries of Novozymes' environmental and social impacts are expanding as a result of new acquisitions and business partnerships, as well as the use and application of its technologies and products in new products and markets. Processes relating to the identification, assessment and management of environmental, social, and health and safety impacts, in the due diligence and post-deal phases of acquisitions, have been improved.

Responsiveness

In our opinion, the environmental and social responsibility data and information in the Annual Report address aspects material to Novozymes' key corporate stakeholders. In general, reported indicators and targets related to environmental and social performance are linked to relevant policies and management systems.

Responsiveness is generally supported by well-functioning management systems, which include use of internal and external environmental and social audits as well as value-based audits (facilitations). In 2007, Novozymes made important progress in exploring with other stakeholders opportunities for contributing to the realization of the United Nations Millennium Development Goals. Also, Novozymes actively engaged in the global debate on climate change – specifically the debate on use of biofuels, which resulted in the postponement of some projects.

In our opinion, the existing management and reporting systems, as well as internal control systems, support the reliability and accuracy of the environmental and social data and information in the Annual Report.

Commentary

According to the AA1000 Assurance Standard, we are required to include recommendations for improvements in relation to environmental and social responsibility. The recommendations, as well as our statement of independence and competence to undertake this assignment in line with the requirements of the AA1000 Assurance Standard are stated under Supplementary reporting in the online report. Our recommendations do not affect the conclusion stated above.

Gladsaxe, January 24, 2008

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Kim Füchsel
State Authorized Public Accountant

Helle Bank Jørgensen
State Authorized Public Accountant

Accounting policies for the Novozymes Group

The consolidated financial statements of the Novozymes Group have been prepared in accordance with the International Financial Reporting Standards (IFRS), as adopted in the EU, and additional Danish requirements on the presentation of accounts. Novozymes has prepared its consolidated financial statements in accordance with all the IFRS standards in force. The accounting policies are unchanged from the previous year. The consolidated financial statements have been prepared under the historical cost convention, with the exception of the following items, which are recognized at fair value:

› Available-for-sale financial assets
› Derivatives

Some of the information required pursuant to IFRS is contained in the Board of Director's report and Risk factors. The rest will be found in the following sections.

Reporting of selected environmental, social and knowledge data is based on an assessment of which data is of particular significance for Novozymes' long-term earnings capacity. We also believe this data to be of greatest relevance to our key stakeholders. Information on Novozymes' use of the GRI-indicators will be found in the online report under Supplementary reporting.

Environmental, social and knowledge data is an integrated part of the Annual Report and is covered by the statutory audit performed by the auditor elected by the Annual General Meeting.

Impact of new accounting standards

In 2007, the following standards and their interpretations were brought into force and implemented:

› IFRS 7 "Financial instruments: Disclosures"
› Amendment to IAS 1 "Capital disclosures"
› IFRIC 7-10

The implementation has not resulted in recognition and measurement changes. However, the use of IFRS 7 and the amendments to IAS 1 have resulted in more information being given about the Groups financial instruments and specific accounts items having more accurate titles. This has also resulted in more information being given about the Group's capital management guidelines.

As of December 31, 2007, standards and interpretations (decided on, but not implemented and brought into force) include:

› IFRS 8 "Segments"
› IAS 1 "Comprehensive income, etc."
› Revised to IAS 23 "Borrowing costs"
› IFRIC 11-14

Their implementation will lead to further specification in the Notes, but no material changes in recognition and measurement.

Critical accounting policies

Novozymes' management considers the following accounting policies as most significant to the Group.

Sales

Sales covers sales of goods and services for the year less goods returned, volume and cash discounts. Sales are recognized at the time of risk transfer relating to the goods sold, provided that the revenue can be measured on a reliable basis and is expected to be received.

The Group has entered into few agreements where the other contracting party undertakes sales to third parties and the profit is distributed between the Group and the other contracting party on the basis of a predetermined formula. Sales are recognized using information on the other contracting party's realized sales, and a liability is recognized for the distribution of the profit, which is calculated and settled with final effect once a year.

The Group has entered into commission agreements where agents undertake sales to third parties in return for commission on realized sales. These sales are recognized when they are realized. A liability is recognized when it is permitted for goods to be returned and this is likely.

Financial assets and liabilities
The Novozymes Group categorizes financial assets and liabilities as follows: Loans and receivables, Hedge accounting, Available-for-sale financial assets and Financial liabilities.

Loans and receivables are non-derivatives with fixed or determinable payments that are not noted on an active market. Loans and receivables are entered in the balance sheet under the following items: Trade receivables, Other receivables and Cash at bank and in hand. The items are measured at amortized cost or a lower net realizable value equivalent to nominal value less allowances for doubtful receivables. Assessment of allowances is based on a specific assessment and a general assessment. The specific assessment is based on information about suspension of payments, bankruptcy, non-payments, etc. The general assessment is based on historic data about payment statistics and similar according to the risk types: country and customer type.

Hedge accounting consists of positive and negative fair values of derivatives, which are itemized respectively in the balance sheet under Other financial assets and Other financial liabilities.

Derivatives used to hedge assets and liabilities are measured at fair value on the balance sheet date, and value adjustments are recognized as Financial income or Financial costs.

Derivatives used to hedge expected future cash flows are measured at fair value on the balance sheet date, and value adjustments are recognized directly in Shareholders' equity.

Derivatives used to hedge net investments in foreign subsidiaries are measured at fair value, and value adjustments are recognized directly in Shareholders' equity.

Income and costs relating to cash flow hedges and hedging of net investments in subsidiaries are transferred from Shareholders' equity on realization of the hedged item and are recognized as Financial income or Financial costs.

The fair value of derivatives is calculated using rates obtained from stock exchanges or other reliable data sources. All share options are valued using the Black-Scholes model.

Derivatives are recognized on the settlement date, while other financial instruments are recognized on the transaction date.

Available-for-sale financial assets are the remaining financial assets not included in the above categories. Available-for-sale financial assets are itemized in the balance sheet as Other financial assets and are measured at fair value (share price) on the balance sheet date. Unrealized fair value adjustments are recognized directly in Shareholders' equity. Value adjustments are transferred from Shareholders' equity to Financial income or Financial costs when realized. Write-downs are recognized as Financial costs.

Financial liabilities are entered in the balance sheet under the following items: Other financial liabilities, Trade payable and as a part of Other liabilities.

Provisions
Provisions are recognized where a legal or constructive obligation has been incurred, as a result of past events, and it is probable it will lead to an outflow of financial resources. Provisions are measured at the present value of the expected expenditure required to settle the obligation.

Other accounting policies

Consolidation
The consolidated financial statements comprise the financial statements of Novozymes A/S (the parent company) and all the companies in which the Group owns more than 50% of the voting rights or otherwise has a controlling influence (subsidiaries), as well as joint ventures. The consolidated financial statements are based on the financial statements for the parent company and for the subsidiaries, and are prepared by combining items of a uniform nature and subsequently eliminating intercompany transactions, internal shareholdings and balances, and unrealized intercompany profits and losses. All the financial statements used for consolidation are prepared in accordance with the Group's accounting policies.

The Group's holdings in joint ventures regarded as jointly controlled entities are consolidated using the proportionate consolidation method by including its proportional share of their assets, liabilities, revenues and costs line by line.

Business combinations

On acquisition of new companies, the assets, liabilities and contingent liabilities of each new company are recognized at fair value at the time of acquisition. Goodwill is adjusted for changes in the purchase price after acquisition and changes in the fair value of the identifiable assets, liabilities and contingent liabilities acquired since the acquisition date until 12 months afterwards. Newly acquired companies are recognized as from the date of acquisition, and no adjustment is made to comparative figures. Goodwill is allocated to business activities in order to test for impairment.

Translation of foreign currencies

The consolidated financial statements are presented in Danish kroner (DKK). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the transaction date. Monetary items denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Financial statements of foreign subsidiaries are translated into Danish kroner at the exchange rates prevailing at the balance sheet date for assets and liabilities, and at average exchange rates for income statement items.

Goodwill arising on the acquisition of new companies is treated as an asset belonging to the new subsidiaries and translated into Danish kroner at the exchange rates prevailing at the balance sheet date.

Realized and unrealized foreign exchange gains and losses are recognized under Financial income or Financial costs, with the exception of unrealized gains and losses relating to hedging of future cash flows, which are recognized in Shareholders' equity under Cash flow hedges. The following exchange rate differences are also recognized directly in Shareholders' equity under Currency translations, translated at the exchange rates prevailing at the balance sheet date:

- Translation of foreign subsidiaries' net assets at beginning of year
- Translation of foreign subsidiaries' income statements from average exchange rates to the exchange rates prevailing at the balance sheet date
- Translation of long-term intercompany receivables, which are considered to be an addition to net assets in subsidiaries
- Fair value adjustment of financial liabilities that qualify for hedging of net assets in foreign subsidiaries

Share-based payment

The Group employees are covered by share option programs. The programs comprise both equity-settled and cash-settled programs.

The fair value of the employee services received in exchange for the grant of share options is computed using the value of the granted share options. The fair value of the granted share options is calculated using the Black-Scholes model.

The fair value of share-based payment on the grant date is recognized as an employee cost over the period in which the right to the share options is accrued. In measuring the fair value, account is taken of the number of employees expected to gain entitlement to the options as well as the number of options the employees are expected to gain. This estimate is adjusted at the end of each period such that only the number of options to which employees are entitled, or expected to be entitled, is recognized.

The value of equity-settled programs is offset against Shareholders' equity. The value of cash-settled programs, which are offset against Other current liabilities, is adjusted to fair value at the end of each period, and the subsequent adjustment in fair value is recognized in the income statement under financial items.

Government grants

Government grants received which relate to research and development costs are recognized under Other operating income, net, based on the percentage completion of the projects. Grants received which relate to investments in property, plant and equipment are offset against the cost price of the grant-entitled assets.

Segment information

The consolidated accounts provide information on the Group's geographical segments, which is the secondary segment. Novozymes' business activities are considered to be integrated, as a result of which most of the production facilities and most research and development activities are common to the Group as a whole.

Leasing

Operating lease costs are recognized in the income statement on a straight-line basis over the period of the lease. Liabilities relating to non-cancellable contracts are specified in the notes.

Key figures

Key figures are mainly prepared in accordance with the "Recommendations and Key Figures 2005" of the Danish Society of Financial Analysts, although certain key figures are adapted to the Novozymes Group.

Research and development costs

Research costs are expensed as incurred. Development costs pertaining to ongoing optimization of production processes for existing products, or to development of new products, where lack of approval by the authorities, approval by customers and other factors of uncertainty mean the development costs do not fulfill the criteria for recognition in the balance sheet, are expensed as incurred.

Other operating income, net

Other operating income, net comprises grants from public authorities and customers for research projects and collaborations, and income, net, of a secondary nature in relation to the main activities in the Group. The item also includes non-recurring income items, net in respect of damages, outlicensing, etc.

Tax

Corporation tax, comprising the current tax liability, change in deferred tax for the year and any adjustments relating to previous years, is recognized in the income statement at the amount attributable to net profit, and directly in Shareholders' equity at the amount attributable to items recognized in Shareholders' equity. Deferred tax is measured using the liability method, and comprises all temporary differences between the accounting and tax values of assets and liabilities. No deferred tax is recognized for goodwill, unless amortization of goodwill for tax purposes is allowed. Deferred tax is measured and recognized to cover retaxation of losses in jointly taxed foreign subsidiaries if this is expected to be realized on the sale of shares or when recapture of tax losses becomes applicable. The tax value of tax-loss carry-forwards is included in the calculation of deferred tax to the extent that the tax losses can be expected to be utilized in the future.

Deferred tax is measured according to current tax rules and at the tax rate expected to be in force on elimination of the temporary differences. Changes in deferred tax due to tax rate changes are recognized in the income statement where they can be attributed to net profit, and directly in Shareholders' equity where they can be attributed to items recognized in Shareholders' equity.

Novozymes A/S and its Danish subsidiaries are jointly taxed with the Danish companies in the Novo and Novo Nordisk Groups. The tax for the individual companies is allocated in full on the basis of the expected taxable income.

Intangible assets

Intangible assets are measured at cost less accumulated amortization and impairment losses.

Costs associated with large IT projects on the development of software for internal use are capitalized if they are incurred with a view to developing new and improved systems. Associated borrowing costs are expensed in the financial year in which they are incurred. Amortization is based on the straight-line method over the expected useful lives of the assets, as follows:

- Completed IT development projects are amortized over the useful life. Booked IT development assets are amortized over 3-5 years.
- Acquired patents, licenses and know-how are amortized over their useful lives. Patents are amortized over their useful lives, normally identical to the patent period, and licenses are amortized over the agreement period. Booked patents, licenses and know-how are amortized over 7-20 years.

Some assets are amortized over a shorter period.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Borrowing costs in respect of construction of major assets are expensed in the financial year in which they are incurred.

Depreciation is based on the straight-line method over the expected useful lives of the assets, as follows:

- Property: 12-50 years
- Plant: 5-16 years
- Other equipment: 3-16 years

The assets' residual value and useful life are reviewed on an annual basis, and adjusted if necessary at each balance sheet date.

Gains and losses on the sale or disposal of assets are recognized in the income statement under the same items as the associated depreciation charges.

Impairment of intangible and tangible assets

Property, plant and equipment and intangible assets are reviewed for impairment losses when there is an indication that the assets have diminished in value beyond the level of normal depreciation. Goodwill is also subject to impairment testing each year, and when there is an indication that the assets have become impaired.

An impairment loss resulting from an asset having diminished in value beyond the level of normal depreciation is recognized at the amount by which the book value exceeds its recoverable amount.

Inventories

Inventories are measured at cost determined on a first-in first-out basis or net realizable value where this is lower.

The cost of Work in progress and Finished goods comprises direct production costs such as raw materials and consumables, energy and labor directly attributable to production, and indirect production costs such as employee costs and maintenance and depreciation of plant, etc.

If the expected sales price less any completion costs and costs to execute sales (net realizable value) of inventories is lower than the carrying amount, the inventories are written down to net realizable value.

Cash at bank and in hand

Cash at bank and in hand comprises the cash balance and funds held at financial institutions.

Dividend

The dividend proposed for the financial year is shown under Retained earnings in the Statement of shareholders' equity.

Treasury shares

The cost price and proceeds from the sale of treasury shares are recognized directly in Shareholders' equity as a separate item. Among other things, the company's holding of treasury shares is used to hedge employees' exercise of granted share options.

Other liabilities

Other liabilities are measured at amortized cost.

Pension obligations and other long-term employee benefits

Costs relating to defined contribution plans are recognized in the income statement in the financial year to which they relate.

Costs and liabilities relating to defined benefit plans are stated using the projected unit credit method. Liabilities for the major plans are calculated annually by an external actuary. Actuarial gains and losses are recognized in the income statement over the employees' expected average remaining working life if these differences exceed 10% of either the present value of the liability or the fair value of the plan assets in the previous year, whichever is the higher. Pension assets can only be recognized to the extent that the Group is able to achieve future financial benefits in the form of refunds from the pension plan or a reduction in future benefits.

Costs relating to other long-term employee benefits are accrued over the employees' expected average remaining working life.

Statement of cash flows and financial resources

The Statement of cash flows and financial resources for the Group, which is compiled using the indirect method, shows cash flows from operating, investing and financing activities, and the Group's cash and cash equivalents at the beginning and end of the year.

Cash flow from operating activities comprises net profit adjusted for non-cash expenses, paid financial items, corporation tax paid and change in working capital. Cash flow from investing activities comprises payments relating to the acquisition and sale of companies and minority shares, intangible assets and property, plant and equipment.

Cash flow from financing activities comprises proceeds from borrowings, repayment of principal on interest-bearing borrowings, payment of dividends, proceeds from share issues, and the purchase and sale of treasury shares and other securities.

Cash and cash equivalents comprises cash at bank and in hand less current bank loans due on demand. Financial resources comprises cash and cash equivalents plus undrawn committed credit facilities expiring in more than one year.

Accounting policies for environmental, social and knowledge data

The accounting policies for environmental, social and knowledge data are unchanged from last year.

The environmental, social and knowledge data in the Annual Report is based on data for the parent company and for all subsidiaries, combining items of a uniform nature compiled using the same methods, unless specifically stated otherwise below.

Acquired companies are recognized as from the date of acquisition, and no adjustment is made to comparative figures.

Environment

The environmental data covers those activities which, based on an overall environmental assessment, could have a significant impact on the environment, compared with the overview of companies in the Novozymes Group.

Water

Water includes drinking water, industrial water and steam, and is stated on the basis of the metered intake of water to Novozymes.

Internally generated energy and associated emissions

Internally generated energy is measured as fuel consumption converted to energy on the basis of lowest combustion value and weight by volume. Emissions of CO_2, SO_2 and NO_x are calculated on the basis of the amount of fuel consumed using annually determined conversion factors from Danish authorities and suppliers.

Externally generated energy and associated emissions

Externally generated energy is the input to Novozymes of externally generated electricity, heat and steam. Emissions of CO_2, SO_2 and NO_x are calculated using annually determined conversion factors from power plants or their organizations.

Raw materials and packaging

Raw materials and packaging comprises materials for fermentation, recovery, granulation, wastewater and sludge treatment, and packaging of products. Consumption of raw materials and packaging is converted into kilograms.

Wastewater

Wastewater is measured as the volume discharged by Novozymes. COD, dry matter, BOD5, nitrogen and phosphorus in the wastewater are measured as proportional flow, based on samples taken at point of discharge.

Biomass

Biomass is measured as the volume produced and transported from Novozymes as liquid fertilizer (NovoGro®) or converted to a fertilizer product with a higher dry matter content (NovoGro® 30 or compost). The nitrogen and phosphorus contents in the product are measured.

Waste

Waste is the registered volume of waste broken down into hazardous and non-hazardous waste, and by disposal method.

Emissions to air of ozone-depleting substances

Emissions to air of ozone-depleting substances are measured as consumption of CFCs, HCFCs and halons.

Environmental impact potentials

The environmental impact potentials for global warming, ozone layer depletion and acidification are calculated on the basis of "Udvikling af Miljøvenlige Industriprodukter" (UMIP), published by the Institute for Product Development at the Technical University of Denmark.

Environmental compliance

Breaches of regulatory limits is measured as the number of incidents reported to the authorities. Unintended releases of GMOs is measured as the number of discharges of GMOs not subject to the general regulatory limits for GMOs and which we and the authorities view as significant. Significant spills is measured as the number of spills of chemicals, oil, etc. into water, air or soil. Significance is assessed both on the basis of extent of the spill and impact on the environment. Neighbor complaints is the number of registered environmental complaints.

Animals for testing

This item covers the number of animals used for all commenced internal and external testing undertaken for Novozymes.

Social responsibility

Number of employees

The number of employees is calculated as the actual number of employees at year-end, excluding employees on unpaid or parental leave, temporary hires, student interns and Ph.D students.

In calculating the number of full-time employees, employees with a working time ratio of 95% or over are stated as full-time employees.

Job categories

Senior management comprises the CEO, executive vice presidents, vice presidents and directors. Management comprises middle managers and specialists. Professional comprises employees with academic backgrounds, as well as team leaders. Administrative comprises administrative personnel. Skilled workers, laboratory technicians and other technicians comprises skilled workers, laboratory technicians and other technicians. Process operators comprises operators and unskilled workers.

Employee turnover

Employee turnover is measured as the number of permanent employees who left the Group during the financial year, compared with the average number of permanent employees in the financial year. The average number of permanent employees is calculated as the average number of permanent employees at the end of each quarter.

Growth in number of employees, organic

The organic growth in the number of employees is measured as the number of employees at year-end less the number of employees gained via acquisitions and the number of employees at the beginning of the year.

Growth in number of employees, acquisitions

The growth in the number of employees via acquisitions is measured as the number of employees gained via acquisition of new companies.

Age and seniority

Age and seniority are calculated as the average age and seniority in whole years per employee.

Absence

Absence is stated as time lost due to the employee's own illness, including pregnancy-related sick leave and occupational accidents and diseases. The rate of absence is calculated as the number of registered days of absence as a percentage of the total number of normal working days in one year, less holidays and public holidays.

Expatriation

Expatriation refers to Novozymes employees being temporarily assigned to undertake tasks outside their home country for a period of more than six months.

Training costs

Training costs is the costs of seminars and internal and external training courses, translated into Danish kroner at the average rates of exchange. Training costs are also shown as a percentage of total employee costs.

Occupational health and safety

Occupational accidents and diseases

Occupational accidents with absence is defined as the number of reported work-related accidents involving at least one day's absence after the day on which the accident occurred. Occupational diseases is the number of new reported cases of work-related diseases. The consequences of occupational accidents and occupational diseases are measured by recording the work situation once the outcome of the incident has stabilized, for example whether the employee has returned to his or her original job, and the total number of (calendar) absence days. The frequency of occupational accidents with absence and diseases is calculated per million working hours.

Knowledge

Number of new products

The number of new products with new or improved characteristics launched during the year.

Number of active patent families

The number of inventions for which there are one or more active patent applications or active patents at year-end.

Risk factors

Novozymes has established a formal process for mapping risks. The process ensures involvement and ownership in the organization as well as proactive management of the most significant risks. Novozymes defines risks as "events or tendencies that can prevent the company from achieving the overall goals – including financial environmental and social goals – or negatively affect our future results and activities".

The goal for strategic risk management is to ensure that the most significant risks are proactively managed and that the appropriate management levels are given the attention necessary. With a systematic and analytical approach to risk management, Novozymes achieves greater transparency resulting in a stronger decision-making foundation for investing resources in new opportunities and growth. In addition, it provides management the opportunity to discuss risks and take necessary actions concerning the company's risk profile and the willingness of Executive Management and the Board of Directors to take risks.

As part of the annual strategy process, Novozymes conducts an evaluation of the long-term growth opportunities. As part of this work, risk factors and measures to limit risks are identified, and these are then managed by the respective units. The most significant business risks are reported to Executive Management and the Board of Directors each quarter.

The following section describes a number of the most significant identified risks and the measures which Novozymes has implemented. The list is not in any order of priority and is not exhaustive.

Markets and customers

Novozymes sells its products worldwide, and we are subject to the financial and political risks which this naturally entails. Growth in individual markets is therefore influenced by the local economic situation and local legislation.

Customer concentration

A small number of customers account for a high proportion of our sales in certain product areas, which means that Novozymes is affected by the trend in these customers' market conditions. We work closely with our major customers to limit this risk, for example by means of joint production planning, joint development projects and integration of IT systems.

Innovation

We try to maintain our position as market leader by continually launching new and improved high-quality products which meet our customers' needs. This places high demands on our research and development, requiring development to keep pace with our customers' needs. Failure here would entail the risk of a negative impact on Novozymes' sales targets. Novozymes allocates approximately 13% of sales to research and development to ensure sufficient resources to future innovation.

Enzymes produced using genetically modified organisms (GMOs)

Novozymes produces a large number of enzymes using genetically modified organisms. Without this technology it would be necessary to use larger quantities of raw materials, water and energy, and in many cases commercial production of an enzyme would not be profitable.

The use of gene technology and GMOs is the subject of regular debate around the world, mainly concerning foods containing GMOs. Novozymes' use of gene technology has only featured in the debate to a limited degree. However, it is possible that Novozymes' production and sales to the food and feed industries in particular may be affected by the public debate on gene technology and the impact this may have on consumer demand.

Read more about Novozymes' use of gene technology at www.novozymes.com.

Competitors

Historically, Novozymes has experienced constant price pressure in its markets, while there is considered to be a risk of increasing competition in the future from producers based in low-cost countries, particularly China and India. One of the ways in which we are trying to counter this risk is by using our technology to optimize production, thereby reducing costs per unit produced.

To maintain optimal production Novozymes is dependent, among other things, on reliability of deliveries from suppliers and, to safeguard this, cooperation agreements have been entered into with a number of key suppliers. These cooperation agreements also help to reduce the sensitivity to fluctuations in the price of raw materials and energy to which Novozymes is subject. Opportunities to pass on increases in raw material prices, for example, to our customers in a business-to-business market with large international customers are limited because of our relatively poor negotiating position in relation to major customers.

Patent strategy

Novozymes' technology is the basis of our business, and the company pursues an active patent strategy by protecting new discoveries as early as possible in order to stop our products, etc. being copied.

Environmental and social aspects

Environmental and social responsibility in how we run our business are among Novozymes' fundamental values. This is significant to all business activities and is underpinned by a number of targets for environmental and social responsibility.

Novozymes is heavily dependent on being able to attract and retain skilled employees in a labor market characterized by falling unemployment and growing competition, and the company's reputation is an important parameter in this respect.

Reputation

Novozymes tries to maintain its current reputation through open and transparent communication, both internally and externally. Efforts are also under way to reduce the risk of situations arising which could impair Novozymes' reputation. The Group business integrity principles are one example of this. To uphold Novozymes' reputation, we play an active role in making good any damage that we may inadvertently cause, for example to the environment.

Animal testing

Novozymes uses animal testing in connection with the development and approval of products. The use of animal testing is the subject of public debate and as such constitutes a risk to Novozymes' reputation. The current product portfolio involves relatively few animal tests, but this may change as a result of the development of new business areas. We are continuously trying to reduce the number of animal tests by further refining the methods used and replacing test methods wherever possible.

Business partners

Also in our relations with business partners, we seek to reduce the risk of being associated with environmental and social aspects which could impact negatively on Novozymes' reputation. This is done partly by asking suppliers of raw materials for enzyme production to perform a self-assessment of their compliance with internationally recognized standards and conventions. Novozymes' business partners are also informed about our business integrity principles.

Financial risk factors

Novozymes' international operations mean that the income statement and balance sheet are exposed to a number of financial risk factors. Financial risks are managed centrally for the entire Group. The use of financial instruments is governed by the treasury policy approved by Novozymes' Board of Directors. The treasury policy is unchanged from previous years. This policy contains rules on the financial instruments that can be used for hedging, the counterparties that can be used and the risk profile that is to be applied. Financial instruments are used to hedge existing assets and liabilities or expected future net cash flow.

Currency exposure

Currency exposure arises due to imbalances between income and costs in each individual currency and because Novozymes has more assets than liabilities in foreign subsidiaries. Operating profit is most exposed to the EUR, USD and JPY. A 2.25% movement in the EUR would, other things being equal, result in a change in operating profit of around DKK 45-55 million. A movement of 5% in the USD would result in a change in operating profit in the region of DKK 40-60 million. A movement of 5% in the JPY would result in a change in the region of DKK 5-10 million.

Initially, Novozymes' policy is to hedge existing net assets in foreign currencies and expected future net exposure from the company's operations. Hedging of exchange rate exposure is carried out through a combination of currency loans, forward exchange contracts, currency swaps and options. The exchange rate hedging transactions are based on Novozymes' expectations of future exchange rate movements and are carried out to minimize the risk of loss and therefore increase the predictability of the Group's financial results.

Currency exposure relating to investments in foreign subsidiaries is hedged where this is deemed appropriate. Currency exposure is managed primarily by taking out currency loans and entering into currency swaps. Currency swaps, which are used to hedge participating interests, generally have a maturity period of over 12 months.

Interest rate exposure

Interest rate exposure arises in relation to interest-bearing assets and liabilities. A change of one percentage point in the average interest rate on Novozymes' net interest-bearing assets would have an effect on profit before tax of DKK 5 million. In accordance with Novozymes' treasury policy, a minimum of 30% of loans must be fixed interest loans. At year-end 2007, 63% of the loan portfolio was at fixed rates of interest based on financial instruments. According to Novozymes' treasury policy, free funds may only be invested in government bonds, extremely liquid domestic mortgage-credit bonds and money-market deposits.

Credit risk

Credit risk is managed at Group level. Credit risk occurs especially on available funds, derivatives and customer sales. Credit risk of available funds is managed by dealing in financial instruments and placing deposits only with banks that have a Moody's credit rating of at least A2 or an S&P rating of A. Credit risk is calculated on the basis of net market values and is governed by the company's treasury policy. Novozymes has entered into netting agreements (ISDA) with all the banks used for dealing in financial instruments, which means that Novozymes' credit risk is limited to net assets. At December 31, 2007, the maximum credit risk related to one counterparty was equivalent to DKK 66 million. The credit risk of debtors is countered by thorough, regular analyses based on customer type, country and specific conditions. Generally, customers are highly creditworthy.

Liquidity risk

In connection with the Group's ongoing financing of operations, including refinancing risk, the finance function shall ensure adequate and flexible liquidity. This is guaranteed by placing deposits in cash and extremely liquid negotiable instruments, and using binding credit facilities.

Other risks

Energy consumption and prices

The manufacture of industrial enzymes requires high amounts of energy, and the trend in energy prices will therefore impact cost of goods sold. The risk of a negative impact from rising energy and CO_2 prices is managed through optimizing the production process, for example, by using gene technology, and by partially hedging energy prices for a future period.

Raw materials consumption and prices

A significant proportion of Novozymes' raw materials are derived agricultural products, and the movement in food prices will therefore affect production costs. Novozymes makes efforts to reduce the risk of a negative impact by optimizing the production process, for example, by using gene technology and by ensuring the greatest possible flexibility in the use of raw materials.

Global organization

Novozymes operates in many markets via sales companies and distributors, while production is restricted to a small number of countries. This entails a number of internal transactions, etc., which are covered by internal settlement prices. Novozymes follows the OECD principles in setting internal settlement prices, but this is a complicated area and always entails a tax risk as the area is subject to political judgment in each individual country. Novozymes regularly enters into dialogue with the tax authorities in the countries involved to reduce this risk.

Insurance

The risk of personal injury, material damage and other events beyond the company's control, and any losses that Novozymes may cause, are covered by an extensive insurance program. Cover in different areas is subject to a deductible based on Novozymes' claims history. However, the current price of the policies and the cover provided may be affected by external circumstances, such as natural disasters and similar.

Income statement - the Novozymes Group

Note		2007 DKK million	2006 DKK million
1, 2	Sales	7,438	6,802
3, 5	Cost of goods sold	3,489	3,147
	Gross profit	**3,949**	**3,655**
3, 5	Sales and distribution costs	921	844
3, 5	Research and development costs	995	880
3, 4, 5	Administrative costs	675	650
6	Other operating income, net	123	59
	Operating profit	**1,481**	**1,340**
7	Financial income	130	134
8	Financial costs	226	256
	Profit before tax	**1,385**	**1,218**
9	Corporation tax	343	307
	Net profit	**1,042**	**911**
	Attributable to:		
	Shareholders in the parent company	1,048	909
	Minority interests	(6)	2
		1,042	911
	Proposed dividend per share	DKK 5.00	DKK 4.50
18	Earnings per share	DKK 16.93	DKK 14.46
18	Earnings per share, diluted	DKK 16.47	DKK 14.09

Statement of shareholders' equity

	Attributable to shareholders in the company							
	Share capital DKK million	Treasury shares DKK million	Currency translations DKK million	Available-for-sale financial assets DKK million	Cash flow hedges DKK million	Retained earnings DKK million	Minority interests DKK million	Total DKK million
Shareholders' equity at January 1, 2007	**650**	**(1,449)**	**(67)**	**77**	**76**	**4,072**	**34**	**3,393**
Currency translation of subsidiaries and minority interests			(135)				(1)	**(136)**
Fair value adjustment of derivatives			32	40	26			**98**
Transferred to Financial income and Financial cost				(35)	16			**(19)**
Tax related to equity components			(6)		(1)	29		**22**
Items recognized directly in shareholders' equity	**-**	**-**	**(109)**	**5**	**41**	**29**	**(1)**	**(35)**
Net profit						1,048	(6)	**1,042**
Total income for the year	**-**	**-**	**(109)**	**5**	**41**	**1,077**	**(7)**	**1,007**
Purchase of treasury shares		(500)						**(500)**
Sale of treasury shares		112						**112**
Dividend						(278)	(1)	**(279)**
Share-based payment						20		**20**
Other adjustments						(70)	(16)	**(86)**
Other movements in shareholders' equity	**-**	**(388)**	**-**	**-**	**-**	**(328)**	**(17)**	**(733)**
Shareholders' equity at December 31, 2007	**650**	**(1,837)**	**(176)**	**82**	**117**	**4,821**	**10**	**3,667**

The proposed dividend of DKK 309 million for 2007 is included in Retained earnings.

Reference is made to Note 18 concerning treasury shares and average number of shares.

Statement of shareholders' equity

	Attributable to shareholders in the company							
	Share capital DKK million	Treasury shares DKK million	Currency translations DKK million	Available-for-sale financial assets DKK million	Cash flow hedges DKK million	Retained earnings DKK million	Minority interests DKK million	Total DKK million
Shareholders' equity at January 1, 2006	**696**	**(1,659)**	**68**	**60**	**(6)**	**4,602**	**33**	**3,794**
Currency translation of subsidiaries and minority interests			(161)				(3)	**(164)**
Fair value adjustment of derivatives			35	38	98			**171**
Transferred to Financial income and Financial cost				(21)	(8)			**(29)**
Tax related to equity components			(9)		(8)	119		**102**
Items recognized directly in shareholders' equity	**-**	**-**	**(135)**	**17**	**82**	**119**	**(3)**	**80**
Net profit						909	2	**911**
Total income for the year	**-**	**-**	**(135)**	**17**	**82**	**1,028**	**(1)**	**991**
Purchase of treasury shares		(1,107)						**(1,107)**
Sale of treasury shares		111						**111**
Write-down of share capital	(46)	1,206				(1,160)		**-**
Dividend						(255)	(1)	**(256)**
Share-based payment						19		**19**
Other adjustments						(162)	3	**(159)**
Other movements in shareholders' equity	**(46)**	**210**	**-**	**-**	**-**	**(1,558)**	**2**	**(1,392)**
Shareholders' equity at December 31, 2006	**650**	**(1,449)**	**(67)**	**77**	**76**	**4,072**	**34**	**3,393**

The proposed dividend of DKK 278 milllion for 2006 is included in Retained earnings.

Reference is made to Note 18 concerning treasury shares and average number of shares.

Balance sheet - the Novozymes Group

Note		Dec. 31, 2007 DKK million	Dec. 31, 2006 DKK million
	ASSETS		
10	Intangible assets	1,321	769
11	Property, plant and equipment	3,842	3,553
12	Deferred tax assets	47	45
13	Other financial assets	8	12
	Total non-current assets	**5,218**	**4,379**
14	Inventories	1,322	1,326
15	Trade receivables	1,344	1,193
16	Tax receivables	207	248
17	Other receivables	124	145
13	Other financial assets	196	177
	Cash at bank and in hand	460	497
	Total current assets	**3,653**	**3,586**
	Total assets	**8,871**	**7,965**

Note		Dec. 31, 2007 DKK million	Dec. 31, 2006 DKK million
	LIABILITIES AND SHAREHOLDERS' EQUITY		
18	Share capital	650	650
18	Treasury shares	(1,837)	(1,449)
	Other reserves	23	86
	Retained earnings	4,821	4,072
19	Minority interests	10	34
	Total shareholders' equity	**3,667**	**3,393**
12	Deferred tax liabilities	939	756
20	Long-term employee benefits	16	15
21	Provisions	131	134
22	Other financial liabilities	1,703	1,708
	Other non-current liabilities	21	21
	Total non-current liabilities	**2,810**	**2,634**
22	Other financial liabilities	814	461
21	Provisions	84	20
	Trade payables	422	386
16	Tax payables	49	50
23	Other current liabilities	1,025	1,021
	Total current liabilities	**2,394**	**1,938**
	Total liabilities	**5,204**	**4,572**
	Total liabilities and shareholders' equity	**8,871**	**7,965**

Statement of cash flows and financial resources - the Novozymes Group

Note		2007 DKK million	2006 DKK million
	Net profit	**1,042**	**911**
31	Reversal of non-cash expenses	1,028	996
	Corporation tax paid	(186)	(120)
	Interest received	98	133
	Interest paid	(159)	(147)
	Cash flow before change in working capital	**1,823**	**1,773**
	Change in working capital:		
	(Increase)/decrease in receivables	(113)	(80)
	(Increase)/decrease in inventories	39	(48)
	Increase/(decrease) in trade payables and other liabilities	(35)	(111)
	Cash flow from operating activities	**1,714**	**1,534**
	Investments:		
10	Purchase of intangible assets	(14)	(13)
	Sale of property, plant and equipment	8	29
11	Purchase of property, plant and equipment	(729)	(492)
34	Acquisition of companies	(716)	(477)
	Purchase of minority interests	(16)	-
	Cash flow from investing activities	**(1,467)**	**(953)**
	Free cash flow	**247**	**581**
	Financing:		
	Non-current borrowings	-	385
13	Sale of shares in Novo Nordisk A/S	35	15
18	Purchase of treasury shares, net	(388)	(996)
	Dividend paid	(278)	(255)
	Cash flow from financing activities	**(631)**	**(851)**
	Net cash flow	**(384)**	**(270)**
	Unrealized gain/(loss) on currencies and financial assets included in cash and cash equivalents	(6)	(26)
	Net change in cash and cash equivalents	**(390)**	**(296)**
	Cash and cash equivalents at January 1	71	367
32	**Cash and cash equivalents at December 31**	**(319)**	**71**
	Drawn uncommitted credit facillities	319	-
33	Undrawn committed credit facilities	3,000	3,000
	Financial resources at December 31	**(3,000)**	**3,071**

Environmental, social and knowledge data

Note			2007	2006
	ENVIRONMENT			
	Consumption of resources			
36	Water	1,000 m^3	5,364	4,893
37	Internally generated energy	1,000 GJ	856	846
	Externally generated energy	1,000 GJ	2,838	2,476
	Energy, total	1,000 GJ	3,694	3,322
	Raw materials	1,000 tons	350	323
	Packaging	1,000 tons	13	12
	Wastewater			
38	Volume	1,000 m^3	3,894	3,564
	Dry matter	Tons	370	315
	BOD5	Tons	473	748
	COD	Tons	2,046	1,756
	Nitrogen	Tons	161	166
	Phosphorus	Tons	45.1	36
	Biomass			
	Volume, NovoGro®	1,000 m^3	274	280
	Volume, NovoGro® 30	1,000 m^3	131	116
	Volume, compost	1,000 m^3	51	45
	Nitrogen	Tons	1,878	1,598
	Phosphorus	Tons	700	609
	Waste			
	Non-hazardous waste	Tons	9,112	7,662
	Hazardous waste	Tons	1,201	975
39	Waste, total	Tons	10,314	8,637
	Percentage of total waste recycled	%	43.4	42.1
	Emissions to air			
	Ozone-depleting substances, HCFCs	Kg	1,059	1,310
40	CO_2	1,000 tons	486	406
	SO_2	Tons	1,274	1,120
	NO_x	Tons	1,075	945
	Environmental impact potentials			
41	Global warming	1,000 tons CO_2-eqv.	488	408
42	Ozone layer depletion	Kg CFC_{11}-eqv.	42	52
	Acidification	Tons SO_2-eqv.	2,024	1,781
	Environmental compliance, etc.			
	Breaches of regulatory limits, groundwater	No.	21	22
	Breaches of regulatory limits, other	No.	17	8
	Unintended releases of GMOs	No.	0	0
	Significant spills	No.	0	0
	Neighbor complaints	No.	31	14
	Animals for testing			
	Enzyme related	No.	1,482	1,621
	Other Business areas	No.	4,093	2,718

Environmental, social and knowledge data

Note			2007	2006
	SOCIAL			
	Employee statistics			
43	Employees, total	No.	4,933	4,544
43, 44	Women	%	35.3	35.8
	Men	%	64.7	64.2
45	Rate of employee turnover	%	9.0	8.0
	Average age	Years	39.4	39.8
	Seniority	Years	8.7	8.9
46	Rate of absence	%	2.2	2.3
	Expatriates	No.	65	58
	Training costs			
	Average spent per employee	DKK	5,887	6,721
	Costs as percentage of total employee costs	%	1.4	1.6
	HEALTH AND SAFETY			
	Occupational accidents and diseases			
	Fatalities	No.	0	0
47	Accidents with absence	No.	36	27
	Of which are life-threatening accidents	No.	1	0
	Of which accidents requiring professional first aid	No.	31	21
48	Occupational diseases	No.	13	11
	Frequency of occupational accidents	Per million working hours	4.8	3.7
	Frequency of occupational accidents requiring professional first aid	Per million working hours	3.9	2.9
	Frequency of occupational diseases	Per million working hours	1.7	1.5
	KNOWLEDGE			
	Processes and technology			
	New products	No.	10	8
	Active patent families	No.	1,019	974

Index of notes

Financial notes

Notes concerning environmental, social and knowledge data

Note 1 - Segment information

Geographical segments

	2007 DKK million	2006 DKK million
Sales		
Denmark	132	125
Rest of Europe, Middle East and Africa	2,907	2,730
North America	2,412	2,066
Asia Pacific	1,466	1,401
Latin America	521	480
Total	**7,438**	**6,802**
Segment assets		
Denmark	4,056	3,550
Rest of Europe, Middle East and Africa	501	491
North America	1,456	1,212
Asia Pacific	1,727	1,553
Latin America	191	180
Total	**7,931**	**6,986**
Capital expenditure		
Denmark	708	352
Rest of Europe, Middle East and Africa	84	192
North America	238	75
Asia Pacific	403	394
Latin America	9	10
Total	**1,442**	**1,023**

The allocation to geographical segments is made on the basis of the Group's sales, segment assets and capital expenditure. The geographical distribution of sales is based on the country in which the customer is domiciled. With a number of strategic customers, central deliveries are made to specified locations and the final recipient is unknown. The stated geographical distribution of sales may therefore vary significantly from year to year if the delivery destination for these strategic customers changes.

Note 2 - Sales

	2007 DKK million	2006 DKK million
Detergent enzymes	2,239	2,040
Technical enzymes	2,263	1,977
Food enzymes	1,699	1,603
Feed enzymes	705	700
Microorganisms	308	348
Biopharmaceutical ingredients	224	134
Total sales	**7,438**	**6,802**

Note 3 - Employee costs

	2007 DKK million	2006 DKK million
Wages and salaries	1,723	1,597
Pensions - defined contribution plans	154	136
Pensions - defined benefit plans	6	3
Other social security costs	137	110
Other employee costs	107	92
Share-based payment	20	20
Total employee costs	**2,147**	**1,958**
Recognized in the income statement under the following items:		
Cost of goods sold	876	760
Sales and distribution costs	403	365
Research and development costs	523	467
Administrative costs	371	358
	2,173	1,950
Recognized in the assets as:		
Change in employee costs recognized in inventories	(26)	8
Total employee costs	**2,147**	**1,958**
Geographical distribution:		
Denmark	1,291	1,203
Rest of Europe, Middle East and Africa	229	182
North America	385	383
Asia Pacific	186	139
Latin America	56	51
Total employee costs	**2,147**	**1,958**
Average number of employees in the Group	4,684	4,272
Number of employees outside Denmark as a percentage of total number of employees	55%	51%

Reference is made to Note 43 concerning geographical distribution of employees

Note 4 - Fees to statutory auditor

	2007 DKK million	2006 DKK million
Fees to the auditor elected by the Annual General Meeting, PricewaterhouseCoopers		
Total fee	18	18
of which pertaining to audit	9	9

Note 5 - Depreciation, amortization and impairment losses

	2007 DKK million	2006 DKK million
Recognized in the income statement under the following items:		
Cost of goods sold	296	271
Sales and distribution costs	13	13
Research and development costs	71	72
Administrative costs	15	17
Depreciation and impairment losses, property, plant and equipment	**395**	**373**
Recognized in the income statement under the following items:		
Cost of goods sold	44	50
Sales and distribution costs	14	12
Research and development costs	32	25
Administrative costs	5	9
Amortization and impairment losses, intangible assets	**95**	**96**
Total depreciation, amortization and impairment losses	**490**	**469**

Of which impairment losses on goodwill is DKK 22 million in 2007, included in Cost of goods sold and Research and development costs (DKK 11 million in each item), while impairment losses on know-how of DKK 15 million have been included in Cost of goods sold in 2006.

Note 6 - Other operating income, net

	2007 DKK million	2006 DKK million
Income and grants concerning research projects/-co-operations	15	21
Compensation from Danisco	75	-
Other operating income, net	33	38
Other operating income, net	**123**	**59**

Note 7 - Financial income

	2007 DKK million	2006 DKK million
Interest income	105	130
Other foreign exchange profit	22	-
Gains on securities, etc., net	3	4
Financial income	**130**	**134**

Note 8 - Financial costs

	2007 DKK million	2006 DKK million
Interest costs	183	156
Foreign exchange losses on derivatives, net	17	45
Other foreign exchange losses, net	-	5
Other financial costs	12	13
Fair value adjustment - share-based payment	14	37
Financial costs	**226**	**256**

Note 9 - Tax

	2007 DKK million	2006 DKK million
Tax payable on net profit	284	332
Change in deferred tax	60	55
Adjustment for previous years	(1)	(80)
Tax in the income statement	**343**	**307**
Calculation of effective tax rate:		
Corporation tax in Denmark	25.0 %	28.0 %
Non-deductible expenses	0.9 %	1.2 %
Difference in foreign tax rates	1.2 %	(2.3)%
Impact of change in tax rate	(2.6) %	-
Other adjustments	0.3 %	(1.7)%
Effective tax rate	**24,8 %**	**25.2 %**

Note 10 - Intangible assets

	Completed IT development projects* DKK million	Acquired patents, licenses and know-how DKK million	Goodwill DKK million	IT development projects in progress* DKK million	Total DKK million
Cost at January 1, 2007	260	792	231	17	1,300
Currency translation	-	(5)	(10)	-	(15)
Acquisition of companies	-	328	316	-	644
Additions during the year	-	-	-	14	14
Disposals during the year	(31)	(104)	-	-	(135)
Cost at December 31, 2007	**229**	**1,011**	**537**	**31**	**1,808**
Amortization and impairment losses at January 1, 2007	221	295	15		531
Currency translation	(1)	(3)	-		(4)
Amortization for the year	16	57	-		73
Impairment losses	-	-	22		22
Disposals for the year	(31)	(104)	-		(135)
Amortization and impairment losses at December 31, 2007	**205**	**245**	**37**	**-**	**487**
Carrying amount at December 31, 2007	**24**	**766**	**500**	**31**	**1,321**
Cost at January 1, 2006	247	465	135	20	867
Currency translation	(1)	1	(8)	-	(8)
Acquisition of companies	-	324	104	-	428
Additions during the year	3	2	-	8	13
Transfer from other items	11	-	-	(11)	-
Cost at December 31, 2006	**260**	**792**	**231**	**17**	**1,300**
Amortization and impairment losses at January 1, 2006	195	226	15		436
Currency translation	(1)	-	-		(1)
Amortization for the year	27	54	-		81
Impairment losses for the year	-	15	-		15
Amortization and impairment losses at December 31, 2006	**221**	**295**	**15**	**-**	**531**
Carrying amount at December 31, 2006	**39**	**497**	**216**	**17**	**769**

* Assets developed internally

The carrying amount of intangible assets, including goodwill, was reviewed for impairment losses at December 31, 2007. This did not reveal any need to write down the book values for impairment but during the year a write-down of DKK 22 million based on a concrete valuation of a goodwill asset related to streptococcal-based production of hyaluronic acid in China.

The impairment tests compared the discounted cash flow of the individual cash-generating units with the carrying amounts of the units. Cash flow is based on budgets and business plans for the period 2008-2018.

Material assumptions used in calculating the terminal value is based on an assumptions of a individual unit are as follows:

	Microorganisms	Biopharmaceuticals ingrediens
Expected growth in turnover	10%	10-15%
Growth in sales terminal value	3%	6%
Discount factor	12%	15%

Note 11 - Property, plant and equipment

	Land and property DKK million	Plant and machinery DKK million	Other equipment DKK million	Plant, property and equipment under construction DKK million	Total DKK million
Cost at January 1, 2007	2,874	3,968	1,072	499	8,413
Currency translation	(62)	(77)	(26)	(15)	(180)
Acquisition of companies	38	16	1	-	55
Additions during the year	51	132	54	492	729
Disposals during the year	(4)	(26)	(159)	-	(189)
Transfer (to)/from other items	43	221	35	(299)	-
Cost at December 31, 2007	**2,940**	**4,234**	**977**	**677**	**8,828**
Depreciation and impairment losses at January 1, 2007	1,151	2,956	753		4,860
Currency translation	(18)	(53)	(19)		(90)
Depreciation for the year	82	224	89		395
Impairment losses for the year					-
Depreciation and impairment losses eliminated on disposals during the year	(4)	(22)	(153)		(179)
Depreciation and impairment losses at December 31, 2007	**1,211**	**3,105**	**670**	**-**	**4,986**
Carrying amount at December 31, 2007	**1,729**	**1,129**	**307**	**677**	**3,842**
Cost at January 1, 2006	2,900	3,816	1,072	381	8,169
Currency translation	(98)	(98)	(32)	(8)	(236)
Acquisition of companies	35	52	3	-	90
Additions during the year	21	85	53	333	492
Disposals during the year	(3)	(19)	(70)	(10)	(102)
Transfer (to)/from other items	19	132	46	(197)	-
Cost at December 31, 2006	**2,874**	**3,968**	**1,072**	**499**	**8,413**
Depreciation and impairment losses at January 1, 2006	1,104	2,831	757		4,692
Currency translation	(30)	(66)	(23)		(119)
Depreciation for the year	80	208	85		373
Depreciation and impairment losses eliminated on disposals during the year	(3)	(17)	(66)		(86)
Depreciation and impairment losses at December 31, 2006	**1,151**	**2,956**	**753**	**-**	**4,860**
Carrying amount at December 31, 2006	**1,723**	**1,012**	**319**	**499**	**3,553**

Obligations to third parties relating to capital expenditure are DKK 72 million at December 31, 2007, compared with DKK 83 million at December 31, 2006.

Geographical distribution:	2007 DKK million	2006 DKK million
Denmark	2,148	1,968
Rest of Europe, Middle East and Africa	190	129
North America	731	749
Asia Pacific	726	666
Latin America	47	41
Carrying amount at December 31	**3,842**	**3,553**

Note 12 - Deferred tax

	2007 DKK million	2006 DKK million
Deferred tax at January 1	(711)	(532)
Currency translation	14	18
Acquisition of companies	(31)	(7)
Tax on shareholders' equity items	(77)	(97)
Tax for the year	(87)	(93)
Deferred tax at December 31	**(892)**	**(711)**
Deferred tax assets	47	45
Deferred tax liabilities	(939)	(756)
Deferred tax at December 31	**(892)**	**(711)**

	Deferred tax assets DKK million	Deferred tax liabilities DKK million	Total DKK million
Intangible assets and property, plant and equipment	5	(704)	(699)
Deferred tax relating to inventories	124	(187)	(63)
Tax-loss carry-forwards and balance re. recapture of tax losses	41	(16)	25
Share options	172	-	172
Liabilities and other	242	(569)	(327)
	584	**(1,476)**	**(892)**
Netting	(537)	537	-
Deferred tax at December 31, 2007	**47**	**(939)**	**(892)**
Of which due after more than 12 months	-	-	(446)
Unrecognized share of tax-loss carry-forwards, etc.	25	-	-
Recognized tax-loss carry-forwards, previously unrecognized	-	-	-

	Deferred tax assets DKK million	Deferred tax liabilities DKK million	Total DKK million
Intangible fixed assets and property, plant and equipment	9	(642)	(633)
Deferred tax relating to inventories	85	(135)	(50)
Tax-loss carry-forwards and balance re. recapture of tax losses	15	(19)	(4)
Share options	271	-	271
Liabilities and other	218	(513)	(295)
	598	**(1,309)**	**(711)**
Netting	(553)	553	-
Deferred tax at December 31, 2006	**45**	**(756)**	**(711)**
Of which due after more than 12 months	-	-	(696)
Unrecognized share of tax-loss carry-forwards, etc.	-	-	-
Recognized tax-loss carry-forwards, previously unrecognized	6	-	-

Tax-loss carry-forwards are recognized in deferred tax assets to the extent that the losses are expected to be realized in the form of future taxable profits.

Note 13 - Other Financial assets

	2007 DKK million	2006 DKK million
Available-for-sale financial assets	116	133
Derivatives	88	56
Other financial assets at December 31	**204**	**189**
Non-current assets	8	12
Current assets	196	177

Available-for-sale financial assets, comprising the Group's holding af Novo Nordisk B share which has been acquired with a view to hedging the share option obligation, cf. note 24. All the shares have been absorbed as current assets. A gain of DKK 40 million on revaluation to market value has been recognized in shareholders equity in 2007, and DKK 35 million has been transferred from shareholders equity to the financial income relating to realization of shares. In 2006 the market value has been DKK 38 million, and DKK 21 million has been transferred to financial income.

Note 14 - Inventories

	2007 DKK million	2006 DKK million
Raw materials and consumables	251	201
Work in progress	317	338
Finished goods	754	787
Inventories	**1,322**	**1,326**

The material consumption, included under Cost of goods sold, is DKK 1,897 million, compared with DKK 1,668 million in 2006.

Expensed write-downs on inventories	50	30
Reversal of write-downs on inventories	9	9

Some of the reversal of write-downs can be attributed to the written-down inventories being reused in production.

Note 15 - Trade receivables

	2007 DKK million	2006 DKK million
Trade receivables	1,361	1,238
Allowances for doubtful trade receivables	(86)	(103)
	1,275	**1,135**
Amounts owed by affiliated companies	69	58
Trade receivables at December 31	**1,344**	**1,193**

	2007 DKK million	2006 DKK million
The year's change in allowances for doubtful trade receivables:		
At January 1	103	96
Allowances during the year	26	22
Write-offs during the year	4	2
Reversed allowances	(47)	(17)
At December 31	**86**	**103**

The cost is included in sales and distribution costs

Due but not written down are as follows:		
Decadence:		
Up to 30 days	212	119
Between 30 days and 90 days	50	27
Between 91 days and 365 days	25	6
	287	**152**

See the part about Risk factors

Note 16 - Tax receivable/payable

	2007 DKK million	2006 DKK million
At January 1	198	270
Currency translation	6	(16)
Acquisition of companies	5	4
Tax on shareholders' equity items	18	34
Tax relating to the year	(255)	(214)
Tax paid on account for the current year, net	286	360
Tax received on account for previous years, net	(100)	(240)
Tax receivable/(payable) at December 31	**158**	**198**
Corporation tax receivable	207	248
Corporation tax payable	(49)	(50)
Tax receivable/(payable) at December 31	**158**	**198**
Of which due after more than 12 months	4	55

Note 17 - Other receivables

	2007 DKK million	2006 DKK million
Public authorities	-	7
Deposits	13	13
Prepaid expenses	44	54
Other receivables	67	71
Other receivables at December 31	**124**	**145**

Other receivables primarily fall due within 1 year from the balance sheet date.

Note 18 - Share capital

	2007 DKK million	2006 DKK million
Share capital		
Nominal value		
A share capital	107	107
B share capital	543	543
Share capital at December 31	**650**	**650**

	2007 No.	2006 No.
Number of shares		
A shares of DKK 10	10,748,720	10,748,720
B shares of DKK 10	54,251,280	54,251,280
Total shares	**65,000,000**	**65,000,000**

Each A share gives entitlement to 100 votes, while each B share gives entitlement to 10 votes.

The share capital was written down in 2004, 2005 and 2006.

	2007 No.	2006 No.
Number of shares in circulation		
Number of shares at January 1	61,805,506	63,911,100
Purchase of treasury shares	(908,825)	(2,756,632)
Sale of treasury shares	905,599	651,038
Number of shares at December 31	**61,802,280**	**61,805,506**

	2007 DKK million	2006 DKK million
Treasury shares - B shares		
Cost		
Cost at January 1	1,449	1,659
Additions during the year	500	1,107
Disposals during the year	(112)	(111)
Write-down of share capital	-	(1,206)
Cost at December 31	**1,837**	**1,449**
Nominal value		
Nominal value at January 1	32	57
Additions during the year	1	28
Disposals during the year	(1)	(7)
Write-down of share capital	-	(46)
Nominal value at December 31	**32**	**32**

	2007 No.	2006 No.
Number of shares		
Number of shares at January 1	3,194,494	5,688,900
Additions during the year	908,825	2,756,632
Disposals during the year	(905,599)	(651,038)
Write-down of share capital	-	(4,600,000)
Number of shares at December 31	**3,197,720**	**3,194,494**

	2007 Percent	2006 Percent
Percentage of share capital		
Percentage of share capital at January 1	4.9 %	8.2 %
Adjustment to figure at beginning of year as a result of write-down of share capital	0.0 %	0.6 %
Additions during the year	1.4 %	4.2 %
Disposals during the year	(1.4%)	(1.0)%
Write-down of share capital	-	(7.1)%
Percentage of share capital at December 31	**4.9 %**	**4.9 %**

Acquisitions of treasury shares took place to hedge stock options.

	2007 DKK million	2006 DKK million
Basis result for earning per share	**1,042**	**911**

	2007 No.	2006 No.
Average number of shares:		
Average number of shares	61,914,753	62,874,459
Adjustment for share options	1,709,281	1,629,118
Average number of diluted shares	**63,624,034**	**64,503,577**

Note 19 - Minority interests

	2007 DKK million	2006 DKK million
Minority interests at January 1	34	33
Currency translation	(1)	(3)
Purchase of minority shares	(16)	3
Share of net profit	(6)	2
Dividend paid	(1)	(1)
Minority interests at December 31	**10**	**34**

Note 20 - Provisions for pensions and similar obligations

The Group has entered into pension agreements with a significant number of its employees. Most of the pension plans are defined contribution plans, and only a small number are defined benefit plans. A health insurance plan has also been established in the USA.

Some of the pension plans are funded by payments from Group companies. However, some plans are not funded, and a liability has been recognized in the balance sheet for these plans.

As well as pension agreements, a few countries also have plans covering other long-term employee benefits which meet local requirements for insuring employees in the event of termination, etc.

	2007 DKK million	2006 DKK million
Amounts recognized in the income statement re defined benefit pension plans:		
Current service costs	6	7
Interest costs	2	2
Expected return on plan assets	(3)	(3)
Service costs relating to changes to plans	1	(3)
Total amount re. defined benefit plans recognized in the income statement	**6**	**3**

The actual return on plan assets was a positive return of DKK 1 million (2006: a positive return of DKK 2 million).

	2007 DKK million	2006 DKK million
Amounts recognized in the balance sheet re. defined benefit pension plans:		
Present value of fully/partly funded obligations	63	76
Fair value of plan assets	(75)	(84)
	(12)	(8)
Present value of unfunded obligations	18	12
Unrecognized actuarial gains/(losses)	6	8
Unrecognized part of benefit assets	4	3
Liability recognized in the balance sheet	**16**	**15**

	2007 DKK million	2006 DKK million
Movement in the net liability:		
Opening net liability	15	17
Currency translation	(1)	(1)
Total amount expensed in the income statement	6	3
Contributions paid	(6)	(6)
Other changes	2	2
Closing net liability	**16**	**15**

The actuarial valuations of the most significant defined benefit plans have been based on the following assumptions:

	2007	2006
Discount rates	3.3 %	2.9 %
Expected rates of return on plan assets	4.3 %	3.5 %
Future salary increases	1.3 %	1.3 %
Annual increase in healthcare costs	7.3 %	7.6 %

Note 21 - Provisions

	2007 DKK million	2006 DKK million
Provisions at January 1	154	74
Currency translation	(4)	0
Acquisition of companies	70	40
Additions during the year	8	47
Previous years reversed	(2)	(6)
Utilization during the year	(11)	(1)
Provisions at December 31	**215**	**154**
Current	84	20
Non-current	131	134

Provisions includes remainder of purchase price in connection with acquisitions which was DKK 87 million in 2007 (2006: DKK 27 million), of which DKK 57 million is expected to be settled within one year, while the rest will be settled over a period of up to 10 years.

Provisions also includes items relating to liabilities for restoring rental premises to their original condition on moving out, pending litigation and other long-term employee benefits with the exception of pensions and similar obligations. These are expected to be settled over a longer period.

Significant assumptions about future events used in estimating provisions are based on the Management's best estimate of settlement of the obligations.

Note 22 - Other Financial liabilities

	2007 DKK million	2006 DKK million
Credit institutions	2,324	2,063
Derivatives	193	106
Other financial liabilities at December 31	**2,517**	**2,169**
Non-current	1,703	1,708
Current	814	461

The credit institutions are payable within the following periods from the balance sheet date:

	2007	2006
Less than one year	779	426
Between 1 and 2 years	639	-
Between 2 and 3 years	329	714
Between 3 and 4 years	-	366
Between 4 and 5 years	-	-
After 5 years	577	557
Credit institutions at December 31	**2,324**	**2,063**

The debt is denominated in the following currencies:

	2007	2006
CAD	23	-
CNY	97	-
DKK	1,054	929
EUR	15	27
GBP	50	-
INR	65	-
JPY	18	24
SEK	16	-
USD	973	1,080
Other	13	3
Credit institutions at December 31	**2,324**	**2,063**

The maturity of loans in credit institutions is 2008-2017 with interest rates between 1.1% and 14.5%.

The interest on the above loans will be adjusted in 2008.

The carrying amount of credit institutions correspond the fair value.

See the part about Risk factors.

Analysis of balance term of financial liablities

This table analyses the financial liablilties including derivatives split on payment terms based on the due dates in the contracts. The amounts are shown undiscounted so the figures can not balance directly to the respective items in the balance sheet.

DKK million	Less Than 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years
Financial liabilities at December 31, 2007				
Other financial liabilities	779	639	329	577
Supplier of goods and services	422	-	-	-
Other liabilities	1,493	-	-	-
Gross settlement of derivatives (outflow)	62	40	40	3

Below is shown the inflow of the above gross settlements of derivatives to show an adequate and fair picture of the actual draw of the liquidity.

Gross settlement of derivatives (inflow)	72	45	45	3

DKK million	Less Than 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years
Financial liabilities at December 31, 2006				
Other financial liabilities	426	-	1,080	557
Supplier of goods and services	386	-	-	-
Other liabilities	1,327	-	-	-
Gross settlement of derivatives (payments)	65	63	70	13

Below is the inflow of the above gross settlements of derivatives to show an adequate and fair picture of the actual draw of the liquidity.

Gross settlement of derivatives (inflow)	82	79	78	12

Note 23 - Other current liabilities

	2007 DKK million	2006 DKK million
Employee costs payable	419	406
Taxes and duties payable	6	20
Accruals and deferred income	69	74
Share-based payment	115	114
Other current liabilities	416	407
Other current liabilities at December 31	**1,025**	**1,021**

Note 24 - Share-based payment, and remuneration

Novozymes has established stock option programs for the Management, managers and other employees. The purpose of the stock option programs is to ensure common goals for Management, employees and shareholders. Allocation of options is and has been dependent on profit and value-creation targets being achieved.

The Management has previously been granted stock options with a maturity period between six and eight years, which after three years give the holder the right to purchase one stock with a nominal value of DKK 10 per option. For managers and other employees the stock options have been granted with a maturity period of eight years and after three years give the holder the right to purchase one stock with a nominal value of DKK 10 per option.

A new stock option program for all employees was launched in 2007. The programs cover the period 2007-2010 with annual allocations. The allocations are made according to the basic salary and on the basis of targets set by the Board of Directors for each year. The exercise price is calculated on the basis of the average closing price on the OMX Nordic Exchange Copenhagen A/S on the first five trading days after publication of the financial statements. The stock options have a binding period of three years, followed by an exercise period of five years. In order to exercise the options, the employee must still be employed. This does not apply to persons who have retired, taken a voluntary early retirement pension or been given notice.

All the financial targets set for 2007 were achieved, while not all the non-financial targets were achieved. Options corresponding to 95% of the maximum number available for 2007 will be allocated at the beginning of 2008.

The above-mentioned stock option programs are primarily equity-settled, and no liability is recognized for these. In the case of allocations in countries where ownership of foreign stock is not permitted, the value of the stock options is settled in cash, and a liability of DKK 33 million (2006: DKK 37 million) was recognized for this in 2007. The intrinsic value of the programs in 2007 was DKK 32 million (2006: DKK 37 million).

At December 31, 2007 the Group's outstanding Novo Nordisk A/S stock options totaled 348,186, with an average exercise price of DKK 99 per share of DKK 1 and a market value of DKK 82 million, which is recognized as a liability. These options are hedged by the Group's holding of Novo Nordisk A/S shares, which are recognized at market value. In 2007 the Management and managerial staff exercised 196,720 Novo Nordisk A/S options.

The Group is obliged to divest stocks to Novo A/S with regard to options allocated to employees who were transferred to Novo A/S in connection with the Demerger. The stocks will be divested when the employees exercise their options, and Novozymes A/S is committed to reimburse expenses equivalent to the value of the stocks at the time of the transition of the employees to Novo A/S. A total of 5,100 stocks were divested in 2007, such that the obligation at December 31, 2007 totaled 2,300 stocks. This obligation is hedged by the holding of treasury shares.

Stock options in Novozymes A/S	Management	Other managerial staff	Other staff	Total	Number of options that can be exercised	Exercise price per option in DKK	Remaining term to maturity (years)
Outstanding at January 1, 2006	**115,250**	**1,078,122**	**1,893,497**	**3,086,869**	**800,787**	**158***	**5****
Additions during the year	8,279	417,906	-	426,185			
Options exercised in 2006	(47,150)	(264,080)	(369,518)	(680,748)		167*	
Terminations in 2006	(9,000)	(18,569)	(14,250)	(41,819)			
Outstanding at December 31, 2006	**67,379**	**1,213,379**	**1,509,729**	**2,790,487**	**857,939**	**183***	**5****
Additions during the year	179,374	244,642	200,034	624,050			
Changes in Management	(19,005)	19,005	-	-			
Options exercised in 2007	(17,600)	(205,125)	(532,529)	(755,254)		153*	
Terminations in 2007	-	(25,418)	(22,578)	(47,996)			
Outstanding at December 31, 2007	**210,148**	**1,246,483**	**1,154,656**	**2,611,287**	**1,623,842**	**266***	**5****

Stock options in Novozymes A/S	Management	Other managerial staff	Other staff	Total	Number of options that can be exercised	Exercise price per option in DKK	Remaining term to maturity (years)	Market value in DKK million
Outstanding program 1999	-	5,502	-	5,502	5,502	101	0	3
Outstanding program 2000	2,200	15,017	-	17,217	17,217	101	1	8
Outstanding program 2000	-	44,200	-	44,200	44,200	150	1	19
Outstanding program 2001	6,300	80,118	-	86,418	86,418	159	2	37
Outstanding program 2001	-	-	225,586	225,586	225,586	186	2	90
Outstanding program 2002	7,700	91,000	181,352	280,052	280,052	169	3	116
Outstanding program 2003	33,600	365,530	565,737	964,867	964,867	148	4	420
Outstanding program 2006	10,437	374,691	-	385,128	-	344	7	104
Outstanding program 2006	-	4,290	-	4,290	-	400	7	1
Outstanding program 2007	149,911	225,947	181,981	557,839	-	495	8	105
Outstanding program 2007	-	31,490	-	31,490	-	585	10	1
Outstanding program 2007	-	8,698	-	8,698	-	596	8	1
Outstanding at December 31, 2007	**210,148**	**1,246,483**	**1,154,656**	**2,611,287**	**1,623,842**			**905**

* The exercise price is an average of several option programs.

** Remaining term to maturity is stated as a weighted average of the outstanding options.

Market value is calculated on the basis of the Black-Scholes model for valuation of options. The historical volatility for the last year is used when calculating the value of the options at year-end. The risk-free interest is based on Danish government bonds with a period of maturity equivalent to the option's expected remaining term to maturity. The expected period of maturity is fixed at one year after the expiry of the binding period, or the option's expiry date if this is within one year.

The following assumptions are used when calculating market value at the end of the period:

	2007	2006
Dividend per share, DKK	5.00	4.50
Volatility, %	25.8	26.5
Average risk-free interest, %	4.2	3.9
Share price	582	486

Holdings of and trading in Novozymes A/S stocks by the Board of Directors and Management

Number of stocks	Board of Directors	Management	Total
Stock portfolio at January 1, 2006	11,997	9,019	21,016
Change in Management	-	(1,705)	(1,705)
Purchase of stocks during the year	-	48,150	48,150
Sale of stocks during the year	(4,000)	(54,553)	(58,553)
Stock portfolio at December 31, 2006	**7,997**	**911**	**8,908**
Change in Management	-	(14,420)	(14,420)
Purchase of stocks during the year	7,668	5,100	12,768
Allocation of stocks during the year	-	152,145	152,145
Sale of stocks during the year	-	(121,325)	(121,325)
Stock portfolio at December 31, 2007	**15,665**	**22,411**	**38,076**

The stock portfolio had a market value of DKK 4 million at December 31, 2006 and DKK 22 million at December 31, 2007, based on the listed prices at year-end 2006 and 2007 respectively.

Holdings, exercise and allocations of Novozymes A/S share options by the Board of Directors and Management

Number of stock options	Options at January 1, 2007	Additions during the year	Exercised during the year	Options at Dec. 31, 2007	Market value in DKK million
Steen Riisgaard	31,800	48,919	-	80,719	22.9
Per Falholt	9,000	32,614	-	41,614	10.1
Benny D. Loft	8,279	32,614	(4,800)	36,093	7.1
Peder Holk Nielsen	9,300	32,614	(300)	41,614	10.1
Thomas Videbæk *	8,279	1,575	(4,800)	5,054	1.2
Thomas Nagy *	11,179	1,575	(7,700)	5,054	1.2
Holdings of stock options	**77,837**	**149,911**	**(17,600)**	**210,148**	**52.6**

* Joined Management in 2007

The employee-elected board members also hold stock options in Novozymes A/S, granted in connection with stock option allocations in previous years covering all employees in Novozymes A/S on the relevant dates.

	2007 DKK million	2006 DKK million
Remuneration to Management:		
Salaries	20	20
Pensions	5	4
Total remuneration to the Management	**25**	**24**
Total remuneration to the Board of Directors	**4**	**3**

A stock-based incentive program has been adopted for the Management for the period 2004-2006. The targets for the program, which were based on the economic value added, were achieved in 2006, and the allocation of stocks took place in 2007. The Management received a total of 152,145 B shares in 2007.

In 2007 a new four-year stock option program was adopted with annual allocations to the Management. A general condition for the annual allocations is that the budget for the coming year will in all probability lead to sales of DKK 10 billion in 2010. Further, the allocation is based on acheivement of financial and non-financial targets that are set each year. The exercise price is calculated on the basis of the average closing price on the OMX Nordic Exchange Copenhagen A/S on the first five trading days after the publication of the financial statements.

The program contains a maximum clause that allows the Board of Directors to limit the number of stock options that are allocated to the Management over the 4 years. This limitation can be implemented if the intrinsic value of the total allocated stock options exceeds DKK 200 million at the time of computation in January 2011.

In 2007 the financial targets had a weighting of 0-75% and the non-financial targets had a weighting of 0-25%. As the financial targets were acheived but some of the non-financial targets were not, the Board of Directors has decided to allocate 179,374 stock options, corresponding to 95% of the maximum available allocation, to Management and Arne W. Schmidt, who retired from the Management in 2007. The allocation applies to the Management team in place at the time the program was adopted.

The total value of the options allocated for 2007, based on the Black-Scholes-model, is DKK 25 million, of which DKK 6 million has been recognized in the income statement for 2007. The intrinsic value of the 146,761 stock options which have been allocated to the current Management over the four-year program was DKK 13 million at December 31, 2007.

Members of the Management have contracts of employment containing standard conditions for members of the Management of Danish listed companies, including with regard to the periods of notice that both parties are required to give and competition clauses. If the executive officer's contract of employment is terminated by the company, without there having been misconduct on the part of the executive officer, the executive officer has the right to compensation, which, depending on the circumstances, may amount to a maximum of three years' salary and pension contributions.

Note 25 - Foreign currencies in the balance sheet

Hedging of assets and liabilities in foreign currency (transaction risk)

The table below shows the Group's assets and liabilities in foreign currencies at December 31, 2007, calculated as the total of each Group company's assets and liabilities in a currency other than its own. The table also shows the derivatives used to hedge these assets and liabilities.

DKK million	Currency exposure	Derivatives	Net currency exposure	Exchange rate at Dec. 31, 2007 (for 100 units)
USD	102	(210)	(108)	507.53
EUR	321	(1,161)	(840)	745.66
CNY	90	-	90	69.49
JPY	39	(40)	(1)	4.49
CHF	(641)	343	(298)	449.08
AUD	171	(155)	16	445.68
Other		(174)	(174)	
	82	(1,397)	(1,315)	

Transaction risk is the possibility of gains/losses on transactions that are open on the balance sheet date as a result of subsequent exchange rate changes. Gains/losses are recognized in the income statement.

Hedging of investments in foreign subsidiaries (translation risk)

DKK million	Net investment in foreign subsidiaries	Derivatives	Net assets with translation risk	Exchange rate at Dec. 31, 2007 (for 100 units)
AUD	104	-	104	445.68
BRL	110	-	110	284.67
CAD	121	-	121	518.22
CHF	630	(275)	355	449.08
CNY	783	-	783	69.49
EUR	95	-	95	745.66
INR	112	-	112	12.89
USD	622	(244)	378	507.53
Other	124	-	124	-
	2,701	(519)	2,182	

Translation risk is the possibility of gains/losses arising from translation of net assets in subsidiaries as a result of subsequent exchange rate changes. Gains/losses are recognized directly in Currency translation under Shareholders' equity.

See the part about Risk factors.

Note 26 - Financial instruments

Cash flow hedges

The table below shows the derivatives that the Group has contracted to hedge currency exposure or interest rate exposure to expected future cash flows. The total fair value adjustment at year-end is entered directly in Shareholders' equity and will be taken to the income statement as the financial contracts are realized, with the exception of currency translation and accrued interest on currency swaps used for interest hedging, as these do not qualify as cash flow hedges and are therefore entered directly in the income statement (DKK 171 million in 2007, compared with DKK (82) million in 2006).

	2007		2006	
DKK million	Contract amount based on agreed rates	Market value Dec. 31	Contract amount based on agreed rates	Market value Dec. 31
Forward exchange contracts (sales)				
JPY	84	2	107	6
	84	**2**	**107**	**6**
Currency options (purchased put options)				
USD	972	60	824	31
	972	**60**	**824**	**31**
Interest rate swap				
USD/USD - pays fixed rate of 3.73% / earns variable rate of 5.38% (compared with 5.36% in 2006)	244	1	244	7
CAD/CAD - pays fixed rate of 6.77% / earns variable rate of 6.16%	22	(1)	-	-
	266	**-**	**244**	**7**
Currency swaps				
EUR/DKK - pays fixed rate of 4.27% / earns variable rate of 4.93% (compared with 3.88% in 2006)	250	1	250	(4)
EUR/USD - pays fixed rate of 3.84% / earns variable rate of 4.91% (compared with 5.37% in 2006)	527	(100)	527	(52)
EUR/USD - pays fixed rate of 4.03% / earns variable rate of 4.86% (compared with 5.37% in 2006)	384	(58)	384	(24)
	1,161	**(157)**	**1,161**	**(80)**
	2,483	**(95)**	**2,336**	**(36)**

There are no ineffectiveness in cash flow hedging due to 100% hedge accounting.

The forward exchange contracts and currency options fall due in the period January 2008 to December 2008 (January 2007 to December 2007 at the end of 2006), while the interest rate and currency swaps fall due in the period June 2009 - July 2017 (June 2009-March 2013 at the end of 2006).

The Group's expected future net cash flows in USD and JPY are hedged as follows:

	2007	2006
USD	12 months	12 months
JPY	6 months	7 months

Hedges of net investments in foreign subsidiaries

The table below shows the derivative which the Group has contracted to hedge currency exposure on investments in subsidiaries. Gains or losses on market value adjustments (excluding accrued interest) at year-end are entered directly in Shareholders' equity. Accrued interest (2007: DKK 1 million, 2006: DKK 1 million) is entered in the income statement.

	2007		2006	
DKK million	Contract amount based on agreed rates	Market value Dec. 31	Contract amount based on agreed rates	Market value Dec. 31
Currency swap				
CHF/DKK - pays fixed rate of 3.62% / earns fixed rate of 5.27%	275	6	275	(2)
	275	**6**	**275**	**(2)**
Currency loan				
USD - pays variable rate of 4.94% (compared with 5.59% in 2006)	244	41	244	18
	244	**41**	**244**	**18**
	519	**47**	**519**	**16**

There are no ineffectiveness in hedging of net investment in foreing subsidiaries due to hedge accounting.

The currency swap falls due in September 2008 (September 2008 at the end of 2006), while the loan falls due in June 2009 (June 2009 at the end of 2006).

Fair value hedges

The table below shows the derivatives which the Group has contracted to hedge currency exposure on financial assets and liabilities which give rise to currency adjustments in the income statement, and derivatives which no longer fulfil the criteria for hedging of cash flows. Gains or losses on market value adjustments at year-end are entered in the income statement.

	2007		2006	
DKK million	Contract amount based on agreed rates	Market value Dec. 31	Contract amount based on agreed rates	Market value Dec. 31
Forward exchange contracts (sales)				
CHF (net purchase)	344	(5)	407	(3)
AUD	155	(1)	307	(5)
GBP	11	(2)	11	-
JPY	40	1	54	2
SEK	185	-	86	-
USD	210	1	482	(4)
	945	**(6)**	**1,347**	**(10)**

The forward exchange contracts fall due in the period January 2007 to June 2008 (January 2007 to October 2007 at the end of 2006).

The gain on forward exchange contracts was DKK 23 million (2006: DKK (4) million) compared with a loss on the hedged items of DKK 26 million (2006: DKK 12 million).

The sensitiveness and the description of the credit risk, liquidity risk and marked risk are described under the part of Risk factors.

The carrying amount for the categories Loans and receivables and Other financial liabilities is at December 31, 2007 respectively DKK 1,928 million and DKK 3,587 million (2006: DKK 1,835 million and DKK 3,283 million). For the categories Hedge accounting (asset), Available-for-sale financial asset and Hedge acocounting (liability) the carrying amount appear from the Balance sheet and the Notes.

Note 27 - Contingent liabilities and commitments

	2007 DKK million	2006 DKK million
Commitments		
Rental commitments expiring within the following periods from the balance sheet date:		
Within 1 year	38	40
Between 1 and 2 years	32	29
Between 2 and 3 years	27	24
Between 3 and 4 years	24	21
Between 4 and 5 years	19	20
After 5 years	65	83
Rental commitments at December 31	**205**	**217**

Of which commitments to affiliated companies at December 31, 2007 amount to DKK 42 million, compared with DKK 51 million at December 31, 2006. The above rental commitments relate to non-cancelable operational leasing contracts, primarily for buildings and offices.

	2007	2006
The following amounts have been recognized in the consolidated income statement in respect of rental	64	60
Other liabilities		
Contractual obligations to third parties relating to investments in assets, etc.	72	83
Other guarantees		
Other guarantees and commitments to affiliated companies	79	85
Other guarantees and commitments	71	157

Pending litigation and arbitration

Novozymes is engaged in certain legal proceedings. In the opinion of the Board of Directors and Management, settlement or continuation of these proceedings will not have a material effect on the Group's financial position. A liability has been recognized under Provisions in case the risk of a loss should arise.

Contract conditions

Several of the partnership contracts to which Novozymes is a party could be terminated by the opposite party in the event of significant changes concerning ownership or control of Novozymes. Furthermore a few contracts contain provisions that restrict Novozymes' licenses to specific forms of technology in such situations.

Liability for the debts and obligations of Novo Nordisk A/S

As a result of the Demerger of Novo Nordisk A/S into two companies, Novo Nordisk A/S and Novozymes A/S are jointly and severally liable in accordance with Section 136, subsection 2 of the Danish Companies Act for debts and obligations arising after January 1, 2000 but relating to the period before January 1, 2000 which cannot be clearly attributed to either Novo Nordisk A/S or Novozymes A/S. Liability will be distributed proportionally between the two companies.

Note 28 - Joint ventures

Novozymes A/S has interests in two joint ventures, namely two houseowners' associations run as jointly controlled entities with Novo Nordisk A/S. The objects of the associations are the operation and maintenance of common facilities.

Novozymes' share of the net profit, assets and liabilities of the two joint ventures is included in the consolidated financial statements on a proportionate basis as follows:

	2007 DKK million	2006 DKK million
Non-current assets	41	40
Current assets	47	48
Total assets	**88**	**88**
Non-current liabilities	(63)	(69)
Current liabilities	(25)	(19)
Total liabilities	**(88)**	**(88)**
Net profit	-	-

Novozymes A/S has not assumed any material contingent liabilities in connection with its interests in these joint ventures.

Note 29 - Related party transactions

Related parties are considered to be the Novo Nordisk Foundation, the Novo and Novo Nordisk Groups, the directors of these entities, the Board of Directors and Management of Novozymes A/S, together with their immediate families. Related parties also include companies in which the above persons have significant interests.

The Group has had the following transactions with related parties:

	2007 DKK million	2006 DKK million
Sale of goods, materials and services		
Sale of goods and materials:		
- the Novo Nordisk Group	48	63
- minority shareholders in subsidiaries	28	36
Sale of services:		
- Novo A/S	-	4
- the Novo Nordisk Group	111	94
	187	**197**
Purchase of goods, materials, services and assets		
Purchase of goods and materials:		
- Novo Nordisk A/S	(62)	(48)
- minority shareholders in subsidiaries	(24)	-
Purchase of services:		
- Novo A/S	-	(8)
- NNIT A/S	(56)	(58)
- Novo Nordisk Servicepartner A/S	(12)	(37)
- Novo Nordisk A/S	(57)	(17)
- Novo Nordisk Engineering A/S	(66)	(47)
- minority shareholders in subsidiaries	(1)	(10)
	(278)	**(225)**
Purchase of treasury shares		
- Novo A/S	-	(241)
	-	**(241)**

There have not been any material transactions with the Novo Nordisk Foundation or with Management of Novozymes A/S, Novo A/S, the Novo Nordisk Foundation or the Novo Nordisk Group, other than normal remuneration. The remuneration of the Board of Directors and Management is presented in Note 24.

	2007 DKK million	2006 DKK million
Receivables:		
Novo A/S	2	1
The Novo Nordisk Group	58	62
Minority shareholders in subsidiaries	-	3
Receivables at December 31	**60**	**66**

	2007 DKK million	2006 DKK million
Payables:		
Novo A/S	-	(1)
The Novo Nordisk Group	(46)	(32)
Payables at December 31	**(46)**	**(33)**

Note 30 - Government grants

During the financial year the Novozymes Group has received grants of DKK 8 million for research and development, compared with DKK 9 million in 2006. Government grants are recognized under Other operating income, net. Government grants includes EU grants for various research projects.

Note 31 - Non-cash expenses

	2007 DKK million	2006 DKK million
Financial gain/loss due to sale of assets	7	(13)
Allowances for doubtful trade receivables	(21)	5
Corporation tax	343	307
Depreciation, amortization and impairment losses	490	469
Share-based payment	20	19
(Gain)/loss on financial assets, etc., net	16	36
Unrealized foreign exchange (gain)/loss	22	108
Accrued interest income and interest costs	78	26
Change in provisions	67	41
Others items	6	(2)
Non-cash expenses	**1,028**	**996**

Note 32 - Cash and cash equivalents

	2007 DKK million	2006 DKK million
Credit institutions - current	(779)	(426)
Cash at bank and in hand	460	497
Cash and cash equivalents at December 31	**(319)**	**71**

Note 33 - Expiration date for undrawn committed credit facilities

The current term to expiration of the undrawn committed credit facilities exceeds 1 year.

Note 34 - Acquisition and activities of companies

	Biocon enzymes business		Philom Bios Inc.		Total	
	Carrying amount prior to acquisition	Fair value on date of acquisition	Carrying amount prior to acquisition	Fair value on date of acquisition	Carrying amount prior to acquisition	Fair value on date of acquisition
The assets and liabilities arising from acquisitions are as follows:						
Intangible assets	-	318	1	59	1	377
Property, plant and equipment	7	9	37	37	44	46
Inventories	23	29	21	24	44	53
Receivables and prepayments	40	40	7	7	47	47
Cash and cash equivalents	-	-	8	8	8	8
Liabilities	9	9	34	55	43	64
Acquired net assets	**61**	**387**	**40**	**80**	**101**	**467**
Goodwill on acquisitions		218		39		257
Total purchase price		**605**		**119**		**724**
Less:						
Cash and cash equivalents in acquired companies		-		8		8
Cash outflow from acquistion of companies		**605**		**111**		**716**
The acquired assets and goodwill comprise the following:						
Cash consideration		593		116		709
Direct costs attributable to the acquisitions		12		3		15
Total purchase price		**605**		**119**		**724**
Fair value of acquired net assets		387		80		467
Goodwill		**218**		**39**		**257**

Biocon's enzyme business

On October 1, 2007 Novozymes purchased the activities in the enzyme part of Biocon Limited. The total purchase price was DKK 605 million including discounting of future payments to achieve certain business targets.

The fair value figures stated are to a certain extent based on measurements made by an external assessor, but a few items have been calculated using information available, and may be changed subsequently if new information comes to light.

Philom Bios Inc.

On December 10, 2007 Novozymes purchased the stocks in Philom Bios Inc. The total purchase price was DKK 119 million.

The fair value figures stated for Philom Bios Inc. are based on a preliminary measurement, as it was not possible to complete the measurements by the time the financial statements were prepared due to the short period of ownership.

Goodwill represents the difference between the value of the acquired companies/activities and the value allocated to the specified net assets. Goodwill is thus an expression for assets for which a value cannot be measured reliably, including early-stage research projects and expected synergies arising in connection with amalgamation with the existing business.

Sales of DKK 20 million and a minor loss have been recognized in the group's income statement for 2007 for the acquired companies. It has not been possible to disclose the combined sales and result from the beginning of the financial year as the financial years and accounting policies of the acquisitions did not conform to those of the Novozymes Group, and because no separate financial statements were prepared for Biocon's enzyme activities in the period as these were an integrated part of the Biocon group.

Note 34 - Acquisition and activities of companies

Final statement of fair value for companies bought in previous years

	GroPep Ltd			Others		
	Final statement of fair value on date of acquisition	Preliminary statement of fair value on date of acquisition	Changes	Final statement of fair value on date of acquisition	Preliminary statement of fair value on date of acquisition	Changes
The assets and liabilities arising from acquisitions are as follows:						
Intangible assets	197	247	(50)	74	74	-
Property, plant and equipment	58	49	9	41	41	-
Inventories	44	38	6	70	70	-
Receivables and prepayments	12	19	(7)	57	57	-
Cash and cash equivalents	51	51	-	13	13	-
Liabilities	27	31	4	211	191	(20)
Acquired net assets	**335**	**373**	**(38)**	**44**	**64**	**(20)**
Goodwill on acquisitions	116	78	38	46	26	20
Total purchase price	**451**	**451**		**90**	**90**	
Less:						
Cash and cash equivalents in acquired companies	51	51	-	13	13	-
Cash outflow from acquisions of companies	**400**	**400**		**77**	**77**	

The preliminary statements of fair value on the acquisition date given in the financial statements for 2006 were finalized in 2007. The corrections have been recognized in the respective items and included in additions where specified.

Note 35 - Accounting estimates and judgments

In conformity with generally accepted accounting principles, calculation of the carrying amount of certain assets and liabilities requires estimates and judgments of future events. Estimates and judgments are based on historical experiences and other factors which Management considers reasonable and relevant. These assumptions may be incomplete or inaccurate, and unexpected events may occur, as a result of which the estimates and judgments made are subject to a certain degree of natural uncertainty.

Judgments and estimates critical to Novozymes' presentation of financial statements include those made in determining allowances for doubtful trade receivables, recognition of indirect production costs in inventories, determination of provisions and calculation of corporation tax.

Annual impairment testing of goodwill is also based on a number of assumptions when establishing expected cash flows for a number of years ahead. This naturally entails a certain degree of uncertainty.

Note 36 - Water allocated to primary source

	2007	2006
	1,000 m^3	1,000 m^3
Drinking water	3,275	3,122
Industrial water	1,807	1,548
Steam	282	223
Water, total	5,364	4,893

Note 37 - Internally generated energy allocated to primary source

	2007	2006
	1,000 GJ	1,000 GJ
Coal	17	20
Gas oil	40	77
Heavy fuel oil	184	205
Light fuel oil	11	12
Natural gas	604	532
Internally generated energy, total	856	846

Note 38 - Treated wastewater for irrigation

	2007	2006
	1,000 m^3	1,000 m^3
Volume	679	646
Nitrogen, tons	11	15
Phosphorus, tons	14	10

Note 39 - Total waste volume by disposal method

	2007	2006
	Tons	Tons
Incineration	1,553	1,184
Landfilling	3,348	3,039
Recycling	4,476	3,633
Other	937	781
Waste, total	10,314	8,637

Note 40 - CO_2 emissions by internally and externally generated energy

	2007	2006
	1,000 tons	1,000 tons
Internally generated energy	54	55
Externally generated energy	432	351
CO_2 emissions, total	486	406

Note 41 - Global warming, CO_2-equivalents

	2007	2006
	1,000 tons	1,000 tons
Internally generated energy	54	55
Externally generated energy	432	351
Ozone-depleting substances, HCFCs	2	2
CO_2-equivalents, total	488	408

Note 42 - Ozone layer depletion, CFC_{11}-equivalents

	2007	2006
	Kg	Kg
HCFCs	42	52
CFC_{11}-equivalents, total	42	52

Note 43 - Employee statistics

	2007 No.	2006 No.
Women	1,743	1,625
Men	3,190	2,919
Employees, total	**4,933**	**4,544**
Full-time employees	4,661	4,284
Part-time employees	272	260
Employees, total	**4,933**	**4,544**
Denmark	2,220	2,234
Rest of Europe, Middle East and Africa	405	406
North America	791	659
Asia Pacific	1,336	1,064
Latin America	181	181
Employees, total	**4,933**	**4,544**
Senior management	150	141
Management	661	596
Professional	1,231	1,131
Administrative	564	542
Skilled workers, laboratory technicians and other technicians	998	876
Process operators	1,329	1,258
Employees, total	**4,933**	**4,544**

Note 44 - Percentage of women by job category

	2007 %	2006 %
Senior management	16.7	17.0
Management	30.6	28.2

As there is a particular focus on the percentage of women at management level, the percentage of women is only reported for Senior management and Management and not for other job categories.

Note 45 - Job creation

	2007 No.	2006 No.
Net growth in number of employees, organic	156	197
Net growth in number of employees, acquisitions	233	279
Resignation	387	319

Note 46 - Rate of absence by job category

	2007 %	2006 %
Senior management, Management, professional and administrative	1.2	1.2
Skilled workers, laboratory technicians, other technicians and process operators	3.4	3.5

Rate of absence has been broken down by grouped job categories based on whether the work carried out is primarily office-based, and is therefore not stated per job category.

Note 47 - Consequences of occupational accidents

	2007 No.	2006 No.
Return to original job	28	25
No longer employed by Novozymes, but still able to work	1	0
Out of work or retirement	3	0
Case pending	4	2
Occupational accidents, total	**36**	**27**
Total days of absence	881	556

For the purpose of comparison, cases which were pending at the end of 2006 have been updated in line with information available at the end of 2007. The derived figure for total days of absence has also been updated.

Note 48 - Consequences of occupational diseases

	2007 No.	2006 No.
Return to original job	8	5
Return to a different job in the same department	0	0
Transfer to a different job in another department	1	1
No longer employed by Novozymes, but still able to work	0	1
Out of work or early retirement	1	1
Case pending	3	3
Occupational diseases, total	**13**	**11**
Total days of absence	254	204

Key figures 2007-2003

DKK million		2007	2006	2005	2004	2003
Income statement						
Sales		7,438	6,802	6,281	5,988	5,775
Research and development costs		995	880	793	780	749
EBITDA		1,971	1,809	1,668	1,584	1,505
Operating profit		1,481	1,340	1,206	1,089	998
Financial items, net		(96)	(122)	(56)	(33)	32
Profit before tax		1,385	1,218	1,150	1,056	1,030
Net profit		1,042	911	861	775	746
Balance sheet						
Fixed assets		5,218	4,379	3,970	3,908	4,206
Current assets		3,653	3,586	3,339	3,168	3,292
Total assets		8,871	7,965	7,309	7,076	7,498
Share capital		650	650	696	726	754
Shareholders' equity		3,667	3,393	3,794	3,947	4,079
Non-current liabilities		2,810	2,634	2,073	1,865	1,970
Current liabilities		2,394	1,938	1,442	1,264	1,449
Net interest-bearing debt		1,769	1,455	877	638	782
Investments and cash flows						
Cash flow from operating activities		1,714	1,534	1,326	1,287	1,374
Cash flow from investing activities, net		(1,467)	(953)	(335)	(207)	(574)
Of which investments in property, plant and equipment, net		(729)	(463)	(324)	(279)	(389)
Free cash flow		247	581	991	1,080	800
Cash flow from financing activities		(631)	(851)	(1,136)	(1,029)	(998)
Net cash flow		(384)	(270)	(145)	51	(198)
Key figures						
Sales outside Denmark as a percentage of sales	%	98.2	98.2	96.9	95.8	96.2
Research and development costs as a percentage of sales	%	13.4	12.9	12.6	13.0	13.0
EBITDA margin	%	26.5	26.6	26.6	26.5	26.1
Operating profit margin	%	19.9	19.7	19.2	18.2	17.3
Net profit margin	%	14.0	13.4	13.7	12.9	12.9
Effective tax rate	%	24.8	25.2	25.1	26.6	27.6
Equity ratio	%	41.3	42.6	51.9	55.8	54.4
Return on equity	%	29.5	25.4	22.2	19.3	18.2
ROIC including goodwill	%	21.7	20.2	19.3	17.4	15.5
ROIC excluding goodwill	%	23.4	21.1	19.8	18.1	16.0
WACC	%	8.1	7.5	5.9	5.8	6.0

Companies in the Novozymes Group

Group Companies

	Country	Activity						Issued share capital/paid-up capital	Percentage of shares owned
Novozymes Australia Pty. Ltd.	Australia			□			AUD	500,000	100
Novozymes GroPep Holding Pty. Ltd.	Australia					□	AUD	30,000,001	100
Novozymes Biopharma AU Ltd.	Australia		O	□	Δ		AUD	101,184,909	100
Novozymes Austria GmbH	Austria			□			EUR	36,337	100
Novozymes Belgium BV	Belgium			□			EUR	18,600	100
Novozymes Latin America Ltda.	Brazil	O	O	□			BRL	23,601,906	100
Philom Bios Inc.	Canada		O	□	Δ		CAD	4,079,799	100
Philom Bios Investments, Inc.	Canada					□	CAD	100	100
Novozymes (China) Biotechnology Co. Ltd.	China	O	O	□			CNY	859,058,400	100
Novozymes (China) Investment Co. Ltd.	China			□			CNY	816,449,373	100
Novozymes (Shenyang) Biologicals Co. Ltd.	China			□			CNY	31,793,578	100
Qingdao Huayuan Fine Bio-Products Co. Ltd.	China		O	□			CNY	27,000,000	82
Suzhou Hongda Enzyme Co. Ltd.	China	O	O	□			CNY	356,744,150	96
Novozymes A/S	Denmark	O	O	□	Δ	□	DKK	650,000,000	100
Novozymes Bioindustrial A/S	Denmark					□	DKK	1,000,000	100
Novozymes Bioindustrial China A/S	Denmark					□	DKK	729,700,000	100
Novozymes Biopolymer A/S	Denmark			□	Δ		DKK	710,000	100
Novozymes Biopolymer Holding A/S	Denmark					□	DKK	710,000	100
Novozymes Biopharma DK A/S	Denmark					□	DKK	2,500,000	100
Novozymes Biologicals Holding A/S	Denmark					□	DKK	500,000	100
Novozymes Biologicals France S.A.	France			□			EUR	650,000	100
Novozymes France S.A.	France			□			EUR	45,735	100
Novozymes Deutschland GmbH	Germany			□			EUR	255,646	100
Novozymes Hong Kong Ltd.	Hong Kong					□	HKD	10.000	100
Novozymes South Asia Pvt. Ltd.	India		O	□	Δ		INR	50,000,020	100
Novozymes Italia S.r.l.	Italy			□			EUR	10,400	100
Novozymes Biologicals Japan Ltd.	Japan			□			JPY	30,000,000	100
Novozymes Japan Ltd.	Japan			□	Δ		JPY	300,000,000	100
Novozymes Malaysia Sdn. Bhd.	Malaysia			□			MYR	6,666,414	100
Novozymes Mexico, S.A. de C.V.	Mexico			□			MXN	35,224,200	100
Novozymes Mexicana, S.A. de C.V.	Mexico			□			MXN	338,100	100
Novozymes Netherlands B.V.	Netherlands			□			EUR	18,000	100
Novozymes Singapore Pte. Ltd.	Singapore			□			SGD	2,000,000	100
Novozymes South Africa (Pty) Ltd.	South Africa			□			ZAR	100	100
Novozymes Korea Limited	South Korea			□			KRW	3,300,000,000	100
Novozymes Spain S.A.	Spain			□			EUR	360,607	100
Novozymes Biopharma Sweden AB	Sweden		O	□	Δ		SEK	28,001,000	100
Novozymes Switzerland AG	Switzerland			□			CHF	5,000,000	100
Novozymes Switzerland Holding AG	Switzerland					□	CHF	3,000,000	100
Novozymes Enzim Dis Ticaret Limited Sirketi	Turkey			□			TRY	21,000	100
Novozymes Biopharma UK Ltd.	UK		O	□	Δ		GBP	22,535,113	100
Novozymes UK Ltd.	UK			□			GBP	1,000,000	100
Novozymes Biologicals, Inc.	USA		O	□	Δ		USD	3,000,000	100
Novozymes, Inc.	USA				Δ		USD	1,000	100
Novozymes North America, Inc.	USA	O	O	□	Δ		USD	17,500,000	100
Novozymes US, Inc.	USA					□	USD	115,387,497	100
Novozymes Biopolymer US, Inc.	USA					□	USD	1	100
Novozymes Biopharma US, Inc.	USA			□			USD	1	100
Philom Bios Ltd.	USA			□			USD	100	100

Joint Ventures	Country	Activity					Proportion of ownership interest
Hallas Park houseowners' association	Denmark					□	50
Smørmosen houseowners' association	Denmark					□	50

O ISO 14001-certified sites. All major companies are also ISO 9001-certified.
O Production
□ Sales & Marketing
Δ Research & Development
□ Holding companies, etc.

Share information

The price of the Novozymes B share ended the year at DKK 582, up DKK 96, or 20%, from the beginning of the year.

The Novozymes share performed 16 percentage points better than the OMXC20 Index on the OMX Nordic Exchange Copenhagen, which climbed 4% during the year. The Novozymes share generally performed better than or equal to other relevant stock indexes.

In 2007, for the seventh year in a row, Dow Jones Sustainability Indexes named Novozymes as the listed biotechnology company with the greatest capacity to create long-term shareholder value.

The total value of Novozymes' B shares at the end of the year comprised DKK 31.6 billion. Measured by turnover, the share was the eigth most traded share on the OMX Nordic Exchange Copenhagen in 2007. In 2006, the share was the eleventh most traded share. In daily trading, the share turnover varied greatly during the year. On an average day during the year, over 277,000 shares were traded.

At year-end, the share capital comprised DKK 650 million, or 65 million shares.

Novozymes invested a total of DKK 500 million in share buy-backs in 2007, and holdings of treasury shares made up 4.9% of the total share capital at year-end.

Novozymes' B share 2007

– relative price movements against relevant share indexes


Share price
150
145
140
135
130
125
120
115
110
105
100
95
90
85
Jan 07
Mar 07
Jun 07
Sep 07
Dec 07
Novozymes A/S B
Dow Jones STOXX Sustainability Index
Dow Jones Chemicals Europe
OMXC20

Share-related key figures	2007	2006
Share price (DKK)		
– high	705.0	497.5
– low	461.0	327.0
– year-end	582.0	486.0
Year-end capitalization and turnover (DKK billion)		
– B shares	31.6	26.4
Turnover, all trades	39.6	23.0
No. of shares, average (million)		
– diluted	63.6	64.5
No. of shares, year-end (million)		
– issued	65.0	65.0
– outstanding	61.8	61.8
– diluted	63.4	63.7

Shares not strategically owned (free float)	2007	2006
– all shares	74.5%	74.5%
– B shares	89.3%	89.3%
Key figures		
Earnings per share, diluted (DKK)	16.47	14.09
Cash flow from operating activities per share, diluted (DKK)	26.94	23.78
Dividend per share (DKK)	5.00	4.50
Year-end dividend yield (%)	0.9	0.9

Background information on the Novozymes share

Novozymes A/S' B shares are listed on the OMX Nordic Exchange Copenhagen and are traded under ticker code NZYM B and ISIN DK0010272129 with a nominal value of DKK 10.

Share capital and voting rights

	Share capital (DKK)	Votes	Votes (%)
A shares	107,487,200	1,074,872,000	66.5
B shares	542,512,800	542,512,800	33.5
Total	**650,000,000**	**1,617,384,800**	**100**

The A share capital is held by Novo A/S, which is wholly owned by the Novo Nordisk Foundation. In addition, Novo A/S holds 5,826,280 B shares, which overall gives Novo A/S 25.5% of the total share capital and 66.8% of the votes. This is why Novozymes is included in the consolidated statements of the Novo Nordisk Foundation. Novo A/S is domiciled in Gladsaxe, Denmark.

Novozymes' holding of treasury shares has been included when calculating the numbers and percentages of votes held.

Main shareholders

Name	% of B share capital	% of total share capital
Novo A/S, Gladsaxe	10.7%	25.5%
Novozymes A/S, Gladsaxe, Denmark	5.9%	4.9%
Danish ATP, Hillerød, Denmark	6.3%	5.3%
Institutional Investors, etc.	60.3%	50.3%
Private Investors	16.8%	14.0%
Total	**100%**	**100%**

It is estimated that the number of private shareholders is about 50,000 to 60,000.

Geographical distribution of shareholders

Country/region	% of B share capital	% of total share capital
Denmark	56%	63%
Rest of Europe	22%	18%
North America	22%	19%
Rest of the world	0%	0%
Total	**100%**	**100%**

Dividend

The Board of Directors proposes a dividend of DKK 5.00 per share for 2007, compared to DKK 4.50 per share for 2006. The dividend is disbursed in DKK less the statutory 28% deduction of Danish withholding tax. Shareholders resident in some countries may be eligible for a refund of withholding tax deducted in Denmark, subject to the double-taxation agreements in force between Denmark and the countries concerned.

Dividend dates

Resolution adopted at the Annual General Meeting	March 5, 2008
Last day of trading with right to dividend for 2007	March 5, 2008
First day of trading without right to dividend for 2007	March 6, 2008
Calculation date	March 6, 2008
Disbursement of dividend	March 9, 2008

Financial calendar

March 5, 2008	Annual General Meeting
April 24, 2008	First quarter 2008 Group financial statement
August 14, 2008	First half 2008 Group financial statement
October 31, 2008	First nine months of 2008 Group financial statement

Shareholder magazine

The shareholder magazine The Zymes is distributed twice a year to all shareholders registered by name, in connection with the notice convening the Annual General Meeting and after the publication of the financial statement for the first half of the year.

Equity analysts

The following 19 companies were covering the company at year-end:

- ABG Sundal Collier
- ABN AMRO Bank
- Alm. Brand Børs
- *Carnegie*
- Cazenove
- Cheuvreux
- Danske Equities
- Enskilda Securities
- Kaupthing Bank, FIH Capital Markets
- Gudme Raaschou Bank
- Handelsbanken Capital Markets
- J.P. Morgan Securities
- Jyske Bank
- Merrill Lynch
- SG Securities
- Standard & Poor's
- Sydbank
- UBS
- Vontobel

Dialog and contact

Visit Investor på www.novozymes.com for investor relations guidelines and information for both private and institutional shareholders, or contact Investor Relations:

Camilla Jensen, Senior Director
Tel.: +45 4446 0852
Mobile: +45 3077 0852
Fax: +45 4442 1002
ckj@novozymes.com

Tobias Björklund, Manager (USA)
Tel.: +1 919 494 3483
Mobile: +1 919 649 2565
Fax: +1 919 494 3450
tobb@novozymes.com

Ian Christensen, Manager
Tel.: +45 4446 0341
Mobile: +45 3077 0341
Fax: +45 4446 1002
isec@novozymes.com

Registration number

Novozymes is registered with the Danish Commerce and Companies Agency under: 10 00 71 27

Accounting policies for Novozymes A/S

The financial statements of Novozymes A/S have been prepared in accordance with the Danish Financial Statements Act (accounting class D) and the regulations of the OMX Nordic Exchange Copenhagen on the presentation of accounts by listed companies. The accounting policies are unchanged from last year.

As the accounting policies for Novozymes A/S only differ from those of the Group, which follow IFRS, with respect to a few items, only the accounting policies which differ from the Group's are detailed below. Reference is made to the accounting policies for the Novozymes Group for the other items.

Recognition and measurement in general

Revenue is recognized in the income statement as it is earned. Value adjustments of financial assets and liabilities measured at fair value or amortized cost are also recognized in the income statement. All costs incurred in generating the year's revenue are also recognized in the income statement, including depreciation, amortization and impairment losses.

Assets are recognized in the balance sheet when it is considered probable that future economic benefits will accrue to the company, and the value of the asset can be measured on a reliable basis. Liabilities are recognized in the balance sheet when they are considered probable and can be measured on a reliable basis. When first recognized, assets and liabilities are measured at cost. Thereafter assets and liabilities are measured as described below for each item of the accounts.

The recognition and measurement principles take due account of predictable losses and risks occurring prior to the presentation of the financial statements that confirm or refute the conditions prevailing on the balance sheet date.

Business combinations

Acquisition of new companies is treated by use of the purchase method, and the assets and liabilities of each new company are thus restated at fair value at the time of acquisition. Goodwill is recognized as an asset in the balance sheet and amortized over the expected useful life. Goodwill from acquisitions is adjusted for changes in recognition and measurement of net assets until one full financial year after the date of acquisition. Amortization of goodwill is allocated in the financial statements to the functions to which it relates. Newly acquired companies are recognized as from the date of acquisition and no adjustment is made to comparative figures.

Balance sheet

Intangible assets

The accounting policies for intangible fixed assets follow those of the Group, with the exception of goodwill, which is amortized over the useful life, not exceeding 20 years.

Financial assets

Participating interests in subsidiaries are recognized using the equity method, i.e. at the respective proportion of the shareholders' equity of subsidiaries with addition of goodwill.

The company's share of the net profits of subsidiaries less unamortized intercompany profits on inventories is recognized in the income statement of the parent company. If the shareholders' equity of subsidiaries is negative, receivables from the subsidiaries will be offset against the parent company's share of the negative equity on the basis of a concrete assessment. If the parent company has a legal or constructive obligation to cover the company's negative equity, a provision is recognized.

To the extent that it exceeds dividends received from such subsidiaries, net revaluation of participating interests in subsidiaries is recognized in the net revaluation reserve under Shareholders' equity.

Securities

From the time of the Demerger, shares in Novo Nordisk A/S are recognized in the balance sheet as Securities under Current assets. Shares in Novo Nordisk A/S are used to hedge share option commitments for which Novozymes A/S is liable, and are recognized at the option prices.

Dividend

The dividend proposed for the financial year is shown as a separate item under Shareholders' equity.

Income statement - Novozymes A/S

Note		2007 DKK million	2006 DKK million
1	Net turnover	4,010	3,853
2	Cost of goods sold	2,320	2,057
	Gross profit	**1,690**	**1,796**
2	Sales and distribution costs	530	516
2	Research and development costs	810	632
2, 3	Administrative costs	403	457
	Other operating income, net	769	758
	Operating profit	**716**	**949**
7	Income before tax on participating interests in subsidiaries	678	370
4	Financial income	63	59
4	Financial costs	106	155
	Profit before tax	**1,351**	**1,223**
	Corporation tax	340	309
	Net profit	**1,011**	**914**
	Proposed appropriation of net profit		
	Dividend to shareholders	309	278
	Revaluation reserve according to the equity method	147	(15)
	Retained earnings	555	651
		1,011	**914**
	Proposed dividend per share	DKK 5.00	DKK 4.50

Statement of shareholders' equity

	Share capital DKK million	Revaluation reserve according to the equity method DKK million	Treasury shares DKK million	Retained earnings DKK million	Proposed dividend DKK million	Total DKK million
Shareholders' equity at January 1, 2007	650	647	(1,449)	3,200	279	3,327
Net profit		147		864		1,011
Dividend:						
Dividend paid					(293)	(293)
Dividend paid relating to treasury shares					14	14
Proposed dividend, gross				(325)	325	-
Proposed dividend relating to treasury shares				16	(16)	-
Treasury shares:						
Purchase of treasury shares			(500)			(500)
Sale of treasury shares			112			112
Currency translation of investments in subsidiaries, etc.				(134)		(134)
Value adjustment of hedging instruments				67		67
Other adjustments				(18)		(18)
Shareholders' equity, December 31, 2007	650	794	(1,837)	3,670	309	3,586

	Share capital DKK million	Revaluation reserve according to the equity method DKK million	Treasury shares DKK million	Retained earnings DKK million	Proposed dividend DKK million	Total DKK million
Shareholders' equity at January 1, 2006	696	662	(1,659)	3,797	256	3,752
Net profit		(15)		929		914
Dividend:						
Dividend paid					(278)	(278)
Dividend paid relating to treasury shares					23	23
Proposed dividend, gross				(292)	292	-
Proposed dividend relating to treasury shares				14	(14)	-
Treasury shares:						
Purchase of treasury shares			(1,107)			(1,107)
Sale of treasury shares			111			111
Write-down of share capital	(46)		1,206	(1,160)		-
Currency translation of investments in subsidiaries, etc.				(175)		(175)
Value adjustment of hedging instruments				107		107
Other adjustments				(20)		(20)
Shareholders' equity, December 31, 2006	650	647	(1,449)	3,200	279	3,327

Reference is made to Note 18 in the consolidated financial statements concerning treasury shares and average number of shares.

Balance sheet - Novozymes A/S

Note		Dec. 31, 2007 DKK million	Dec. 31, 2006 DKK million
	ASSETS		
	Completed IT development projects	47	48
	Acquired patents, licenses and know-how	476	232
	Goodwill	3	3
	IT development projects in progress	31	33
5	**Intangible fixed assets**	**557**	**316**
	Land and property	965	1,001
	Production equipment and machinery	565	579
	Other equipment	169	196
	Property, plant and equipment under construction	482	261
6	**Property, plant and equipment**	**2,181**	**2,037**
	Participating interests in subsidiaries	2,354	2,136
	Other securities and participating interests	50	56
7	**Financial fixed assets**	**2,404**	**2,192**
	Total fixed assets	**5,142**	**4,545**
	Raw materials and consumables	102	95
	Work in progress	193	238
	Finished goods	431	431
	Inventories	**726**	**764**
	Trade receivables	438	404
	Amounts owed by affiliated companies	2,084	1,244
	Tax receivable	105	131
8	Other receivables	147	119
	Receivables	**2,774**	**1,898**
	Securities	**34**	**55**
	Cash at bank and in hand	**92**	**84**
	Total current assets	**3,626**	**2,801**
	Total assets	**8,768**	**7,346**

Balance sheet - Novozymes A/S

Note		Dec. 31, 2007 DKK million	Dec. 31, 2006 DKK million
	LIABILITIES AND SHAREHOLDERS' EQUITY		
9	Share capital	650	650
	Revaluation reserve according to the equity method	794	647
	Treasury shares	(1,837)	(1,449)
	Retained earnings	3,670	3,200
	Proposed dividend	309	279
	Total shareholders' equity	**3,586**	**3,327**
	Provisions for deferred tax	320	231
	Other provisions	12	11
	Total provisions	**332**	**242**
10	Credit institutions	1,682	1,708
	Total non-current liabilities	**1,682**	**1,708**
	Credit institutions	625	435
	Trade payables	233	219
	Amounts owed to affiliated companies	1,829	954
	Other payables	481	461
	Total current liabilities	**3,168**	**2,069**
	Total liabilities	**4,850**	**3,777**
	Total liabilities and shareholders' equity	**8,768**	**7,346**

Notes regarding:

11 Segment information

12 Contingent liabilities and pending litigation

13 Related party transactions

14 Joint ventures

15 Statement of cash flows

Note 1 - Net turnover

	2007 DKK million	2006 DKK million
Geographical distribution:		
Denmark	131	121
Rest of Europe, Middle East and Africa	2,599	2,428
North America	536	497
Asia Pacific	561	642
Latin America	183	165
Total net turnover	**4,010**	**3,853**

Note 2 - Employee costs

	2007 DKK million	2006 DKK million
Wages and salaries	1,105	1,062
Pensions—defined contribution plans	104	97
Other social security costs	18	17
Other employee costs	65	43
Total employee costs	**1,292**	**1,219**

Reference is made to Note 24 in the consolidated financial statements concerning remuneration to the Board of Directors and Management.

Average number of employees in Novozymes A/S	2,237	2,201

Note 3 - Fees to statutory auditor

	2007 DKK million	2006 DKK million
Fees to the auditor elected by the Annual General Meeting of Shareholders, PricewaterhouseCoopers		
Total fee	8	8
of which pertaining to audit	4	4

Note 4 - Financial income and costs

	2007 DKK million	2006 DKK million
Interest income relating to subsidiaries	57	29
Interest costs relating to subsidiaries	42	22

Note 5 - Intangible fixed assets

	Completed IT development projects DKK million	Acquired patents, licenses and know-how DKK million	Goodwill DKK million	IT development projects in progress DKK million	Total DKK million
Cost at January 1, 2007	265	444	4	33	746
Acquisitions during the year	-	273	-	-	273
Additions during the year	9	-	-	11	20
Disposals during the year	(31)	(104)	-	-	(135)
Transfer (to)/from other items	13	-	-	(13)	-
Cost at December 31, 2007	**256**	**613**	**4**	**31**	**904**
Amortization and impairment losses, January 1, 2007	217	212	1		430
Amortization and impairment losses for the year	23	29			52
Amortization and impairment losses eliminated on disposals during the year	(31)	(104)	-		(135)
Amortization and impairment losses at December 31, 2007	**209**	**137**	**1**		**347**
Carrying amount at December 31, 2007	**47**	**476**	**3**	**31**	**557**

Note 6 - Property, plant and equipment

	Land and property DKK million	Production equipment and machinery DKK million	Other equipment DKK million	Property, plant and equipment under construction DKK million	Total DKK million
Cost at January 1, 2007	1,739	2,793	717	261	5,510
Additions during the year	-	61	17	300	378
Disposals during the year	-	(21)	(98)		(119)
Transfer (to)/from other items	7	56	16	(79)	-
Cost at December 31, 2007	**1,746**	**2,889**	**652**	**482**	**5,769**
Depreciation and impairment losses, January 1, 2007	738	2,214	521		3,473
Depreciation and impairment losses for the year	43	130	57		230
Depreciation and impairment losses eliminated on disposals during the year	-	(20)	(95)		(115)
Depreciation and impairment losses at December 31, 2007	**781**	**2,324**	**483**		**3,588**
Carrying amount at December 31, 2007	**965**	**565**	**169**	**482**	**2,181**

The latest official evaluation of the company's properties for property tax purposes amounts to DKK 1,106 million.

Note 7 - Financial fixed assets

	Participating interests in subsidiaries DKK million	Other securities and participating interests DKK million	Total DKK million
Cost at January 1, 2007	1,674	56	1,730
Additions during the year	219	3	222
Disposals during the year	(51)	(9)	(60)
Cost at December 31, 2007	**1,842**	**50**	**1,892**
Revaluation reserve at January 1, 2007	462		462
Profit before tax	678		678
Corporation tax on profit for the year	(198)		(198)
Dividends received	(333)		(333)
Currency adjustment	(134)		(134)
Other adjustments	37		37
Revaluation reserve at December 31, 2007	**512**		**512**
Carrying amount at December 31, 2007	**2,354**	**50**	**2,404**

Participating interests in subsidiaries are detailed in the overview of companies in the Novozymes Group in the consolidated financial statements.

Note 8 - Other receivables

	2007 DKK million	2006 DKK million
Public authorities	-	8
Prepaid expenses	19	23
Hedging instruments	80	44
Other receivables	48	44
Total other receivables at December 31	**147**	**119**

Note 9 - Share capital

Reference is made to Note 18 in the consolidated financial statements concerning treasury shares and share capital.

Note 10 - Credit institutions

	2007 DKK million	2006 DKK million
Non-current loans in credit institutions that fall due after 5 years amount to	557	557

Note 11 - Segment information

Reference is made to Note 1 in the consolidated financial statements concerning segment information.

Note 12 - Contingent liabilities and pending litigation

	2007 DKK million	2006 DKK million
Contingent liabilities		
Rental and leasing commitments expiring within the following periods from the balance sheet date:		
Within 1 year	17	19
Between 1 and 2 years	13	14
Between 2 and 3 years	10	11
Between 3 and 4 years	9	10
Between 4 and 5 years	7	9
After 5 years	15	22
Total contingent liabilities at December 31	**71**	**85**

The above rental and leasing commitments are related to non-cancelable operational leasing contracts.

The following amounts have been recognized in the income statement for Novozymes A/S in respect of operational leasing and rentals	44	38

	2007 DKK million	2006 DKK million
Other contingent liabilities		
Contractual obligations to third parties relating to capital expenditure	63	51
Other guarantees and commitments to third parties	41	96
Other guarantees and commitments to affiliated companies	590	157

Pending litigation and arbitration

Reference is made to Note 27 in the consolidated financial statements concerning pending cases.

Liability for the debts and obligations of Novo Nordisk A/S

Reference is made to Note 27 in the consolidated financial statements concerning liability for the debts and obligations of Novo Nordisk A/S.

Note 13 - Related party transactions

Reference is made to Note 29 in the consolidated financial statements concerning transactions with related parties.

Note 14 - Joint ventures

Reference is made to Note 28 in the consolidated financial statements concerning joint ventures.

Note 15 - Statement of cash flows

Reference is made to the Statement of cash flows and financial resources in the consolidated financial statements.

Glossary

Bioethanol Fuel produced using fermentable sugars from cereals, corn (maize) or other grains (first generation), or from cellulosic biomass such as straw, stalks (stover) and other plant waste (second generation).

Biopolymers Relatively large chains (= polymers) of molecules that are found in all living (= bio: human beings, animals and plants), for example in the form of proteins or carbohydrates.

Corporate governance Systems used to manage and control a company. In essence, corporate governance deals with internal processes; the general principles to which companies' management should comply; and how companies' management structures and tasks can most effectively be organized and implemented in practice.

Diluted Average number of shares outstanding including in-the-money share options.

Dow Jones Sustainability Indexes Global indexes that analyze and rank companies' performance on the basis of business and sustainability criteria. They provide asset managers with benchmarks for managing sustainability portfolios.

EBITDA Operating profit excluding depreciation and amortization.

Earnings per share (diluted) Net profit divided by the weighted average number of shares outstanding (diluted).

Enzymes Proteins that are found naturally in all living organisms. Enzymes act as catalysts, helping to convert one substance into another.

Equity ratio Total shareholders' equity at year-end as a percentage of total liabilities and total shareholders' equity at year-end.

Free cash flows Cash flow from operating and investing activities.

Net interest-bearing debt
The market value of interest-bearing liabilities (financial liabilities and other non-current liabilities) less the market value of cash at bank and in hand and other easily convertible interest-bearing current assets.

Occupational accidents and occupational diseases
Calculation of the frequency of occupational accidents and occupational diseases:

$$\frac{\text{no. of occupational accidents} \times 1.000.000}{\text{no. of employees} \times 1.600}$$

and

$$\frac{\text{no. of occupational diseases} \times 1.000.000}{\text{no. of employees} \times 1.600}$$

Operating profit margin Operating profit as a percentage of net sales.

Proteins Molecules which are found in all living organisms and which are essential for all vital processes. Enzymes are proteins.

Recombinant ingredients The biopharmaceutical industry produces many medicines based on proteins, which can only be obtained from the organs or blood of animals or humans. There is a risk of infections being transmitted from animals to humans or from humans to humans. Novozymes manufactures these ingredients using gene technology, also known as recombinant ingredients. Recombinant ingredients do not transmit diseases and also give more consistent quality.

Recombinant means composed of smaller units that originate from different sources and do not naturally occur in the same molecule or chromosome.

Return on equity Profit as a percentage of average shareholders' equity.

Return on invested capital (ROIC) Operating profit after tax as a percentage of average invested capital. Operating profit is adjusted for net foreign exchange loss/gain.

WACC Weighted average cost of capital.

Forward-looking statements

The Novozymes Report 2007 contains forward-looking statements, including Novozymes' financial outlook for 2008, that are, due to their nature, associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Contacts – Editorial Team

Environment and Bioethics: Claus Frier, Sustainability Development, claf@novozymes.com, tel.: +45 4446 4587
Social responsibility and Business integrity: Mette Gyde Møller, Sustainability Development, mgmq@novozymes.com, tel.: +45 4446 0434
Board of Directors and Shareholders: Ian Christensen, Investor Relations, isec@novozymes.com, tel.: +45 4446 0341
Accounts and Data: Jens Breitenstein, Finance, jlb@novozymes.com, tel.: +45 4446 1087
Editor: Johan Melchior, Corporate Communications, jmel@novozymes.com, tel.: +45 4446 0690

Editorial team: Novozymes Corporate Communications
Text: Novozymes Corporate Communications
Photos: Åsa Tällgård, Portfolio-CPH, Jan Sommer and Piotr & Co.
Design: Bysted A/S
Translation and proofreading: Eye for Image ApS
Printing: Quickly Tryk A/S



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Novozymes A/S 2008-01510-01